UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 30, 2022

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __ **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __ **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ **No X**

Enclosure: Press release **ANGLOGOLD ASHANTI LIMITED – SUSTAINABILITY REPORT FOR THE YEAR ENDED DECEMBER 31, 2021**

AngloGoldAshanti



INVESTING in the future

SUSTAINABILITY REPORT **2021**

INVESTING IN THE FUTURE

Our reporting theme

Our ongoing investments are aimed at extending the lives of our mines and enhancing operating flexibility by ensuring a long-term Ore Reserve pipeline to underpin production and sustain AngloGold Ashanti in the long-term.

This investment programme has been supplemented by a new operating model aimed at improving effectiveness, eliminating inefficiency, enhancing performance and flexibility, and ensuring clear accountability for delivery on commitments. This operating model prioritises improved operating outcomes and consistency that will enhance AngloGold Ashanti's valuation and position in the sector throughout the commodity cycle.

"We must put in place the right foundation for long-term success, and the most crucial part of that is an operating model which prioritises efficiency, agility and accountability," said CEO Alberto Calderon. "My immediate aim is to ensure that we have the right people, in the right places, making the right decisions, to provide better outcomes."

AngloGold Ashanti is an independent global gold mining company with a diverse, high-quality portfolio of operations, projects and exploration activities in nine countries across four continents.

We pursue value-creating opportunities involving other minerals, where we can leverage our existing assets, shareholdings, skills and experience.



Note:

- AngloGold Ashanti, the Company or the Group refers to AngloGold Ashanti Limited
- Unless otherwise indicated, $ or dollar refers to the US dollar throughout
- All information is attributable unless otherwise specified
- Metric tonnes (t) are used throughout, and all ounces are troy ounces
- Rounding of numbers may result in computational discrepancies

VALUES


NO
INJURIES

Safety is our first value.



We treat each other with dignity and respect.



We are accountable for our actions and undertake to deliver on our commitments.



We want the communities and societies in which we operate to be better off for AngloGold Ashanti having been there.



We value diversity.



We respect the environment.

OUR 2021 SUITE OF REPORTS

At AngloGold Ashanti, we are committed to transparent, informed and consistent reporting to a broad range of stakeholders. Our 2021 reports communicate the challenges facing our business and progress made to date in delivering on our strategic objectives and in creating value.

Our 2021 reports are:


INVESTING
in the future

<IR>
Integrated Report


INVESTING
in the future

<R&R>
Mineral Resource and Ore Reserve Report


INVESTING
in the future

<SR>
Sustainability Report


INVESTING
in the future

<AFS>
Annual Financial Statements


INVESTING
in the future

<NOM>
Notice of Annual General Meeting and Summarised Financial Information (Notice of Meeting)


INVESTING
IN THE FUTURE

Reporting website

Our 2021 reports are prepared consistent with the following:

- International Integrated Reporting Framework, 2021
- King IV Report on Corporate Governance for South Africa, 2016 (King IV)
- South African Companies Act, No. 71 of 2008, as amended (Companies Act)
- JSE Listings Requirements
- International Financial Reporting Standards (IFRS)
- The South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2016 edition)
- Sustainable Development Goals (SDGs)
- United Nations Global Compact (UNGC)
- Task Force on Climate-related Financial Disclosures (TCFD)

Navigating our <SR>

This document is an interactive pdf with all active hyperlinks indicated by orange, italic font.

Stakeholder feedback

We welcome stakeholder feedback on our reporting. Should you have any comments or suggestions on this report, contact our investor relations team at: investor.relations@anglogoldashanti.com

CONTENTS

Our case studies demonstrate and bring to life our performance and are available online at ***https://www.aga-reports.com/21/sr/case-studies***

Our 2021 reporting suite, together with supporting financial, operational and sustainability data, is available at: ***www.aga-reports.com***

View our interactive chart tool here: ***https://www.aga-reports.com/21/sr/interactive-chart-generator/***

Scan the QR Code to visit the Transparency Hub at ***https://www.anglogoldashanti.com/investors/esg-transparency-hub/***

ABOUT THIS REPORT


Sunrise Dam

The AngloGold Ashanti Sustainability Report 2021 presents a detailed overview of our sustainability performance in 2021 from operations within our reporting boundary.

In setting our reporting boundary, we have considered impacts that result both from operations within AngloGold Ashanti and its associated companies, as well as from outside the organisation. While we seek to establish a consistent boundary for reporting across all our sustainability metrics, we also report on developments, impacts and data outside our reporting boundary where these are significant to the business and our sustainability performance. We do not report on non-financial information for Kibali mine in the Democratic Republic of the Congo (DRC), which is managed and operated by our joint venture partner, Barrick Gold Corporation.

This report has been prepared in accordance with the Global Reporting Initiative (GRI) Standards: Core option and the Sustainability Accounting Standards Board (SASB). These standards are the benchmark for sustainability reporting globally and an important measure of our progress. Both the *GRI and SASB indices* can be found online.

AngloGold Ashanti is a signatory to the United Nations Global Compact (UNGC) and this report serves as our 2021 Communication on Progress (COP). It is also aligned with the Sustainable Development Framework of the International Council on Mining and Metals (ICMM), of which AngloGold Ashanti is a member. The section on *External charters and sustainability indices* provides additional detail of compliance with other frameworks, including voluntary memberships.

We voluntarily engage with several third-party entities that rank our sustainability or environment, social and governance (ESG) performance, according to their own methodologies, including MSCI, S&P Global Inc., Responsible Mining Index (RMI) and Sustainalytics. The resultant rankings are based on our ESG-related disclosures and also ESG risks and performance and provide useful external feedback on our performance, and benchmarks against our peers. Some of these ESG rankings are reflected on our website, in our dedicated *ESG Transparency Hub*.

AngloGold Ashanti is on course to comply with the International Council on Mining and Metals (ICMM) Performance Expectations (PEs), as well as the World Gold Council's (WGC) Responsible Gold Mining Principles (RGMPs). We have assessed the applicability of each mining principle at the corporate and business unit (asset) levels. We have completed the self-assessment of AngloGold Ashanti's compliance with these mining principles at the corporate level; the assessment of compliance at asset level is currently underway. An external validation service provider will assess our compliance with the mining principles over a three-year period from October 2022. This validation will be prioritised based on a combination of factors, namely, the size of the operations, contribution to the Group's revenue, sustainability risk profile, and the most recent conformance levels as assessed by management or through the Group's combined assurance process. See further detail on the asset prioritisation in the *2021 ESG and Sustainability Data Workbook*.

Key data found in our 2021 ESG and Sustainability Data Workbook illustrates our performance against our sustainability metrics. Where possible, we present data for five years to show trends and to emphasise that our sustainability performance is built over time and not just a 12-month period. Where it is feasible, we have provided historical data for continuing and discontinued operations, so that stakeholders have a clear view of likely impacts on the future. Selected data is represented within this PDF and a full Excel data sheet is available on *https://www.aga-reports.com/21/download/AGA-SR21-workbook.xls*.

Inclusion of information in this report, including any discussion, analysis or assessment of "material", "significant", "key" or similarly described information is not an indication that we deem such information to be material to an investment decision related to our securities or important to an understanding of our business more generally. This report also contains certain forward-looking statements, including "forward-looking statements" made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. In particular, these include, among other statements, forward-looking statements relating to the Company's future performance, goals and objectives, as well as future regulatory developments, with respect to sustainability and other environmental, social and governance matters. Such statements are often, but not always, made through the use of words or phrases such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "seeks", "will," "should," "could" or "may" or words of similar meaning. They may involve estimates and assumptions that are subject to risks, uncertainties and other factors. These and other statements made in this report may be affected by a wide range of variables that could cause actual results and performance to differ materially from those currently anticipated, including the risk factors set forth in our Annual Report on Form 20-F filed on 30 March 2022 with the U.S. Securities and Exchange Commission (SEC).

Ernst & Young (EY) has provided assurance on selected information and key performance indicators. Throughout the report, this data is marked with the symbols **RA** or **LA** to denote reasonable and limited assurance.

ABOUT ANGLOGOLD ASHANTI

VISION

To be the

LEADING MINING COMPANY

OUR MISSION

To create value for our shareholders, our employees, and our business and social partners by safely and responsibly exploring, mining and marketing our products.

OUR VALUES

Our six values guide all decisions made and actions taken in the conduct of our business. These values link our business activities to our environmental, social and governance (ESG) goals and commitments.


G5249A
Geita

OUR FOOTPRINT



LEGEND

- Operations
- Projects
- Exploration

AMERICAS

1 **Argentina**
Cerro Vanguardia (92.5%)

2 **Brazil**
Serra Grande
AGA Mineração

3 **Colombia**
Gramalote (50%) [1]
La Colosa
Quebradona

4 **United States**
Silicon [4]

AFRICA

5 **Guinea**
Siguiri (85%)

6 **Ghana**
Iduapriem
Obuasi [2]

7 **Democratic Republic of the Congo (DRC)**
Kibali (45%) [3]

8 **Tanzania**
Geita

AUSTRALIA

9 **Australia**
Sunrise Dam
Tropicana (70%)

(1) Gramalote is managed by B2Gold
(2) As at 31 December 2021, a maiden Mineral Resource was declared for Silicon
(3) Obuasi's redevelopment project began in 2019
(4) Kibali is operated by Barrick Gold Corporation (Barrick)

VALUE-ADDED STATEMENT [1]

Economic value generated ($m)

	2021	2020
Gold sales and by-product income [2]	**4,029**	4,836
Interest received	**58**	30
Royalties received	**2**	–
Profit from sale of assets	**22**	2
Income from investments	**249**	261
Other Income	**–**	5
Total	**4,360**	**5,134**

Economic value distributed ($m)

	2021	2020
Employees [3]	**515**	508
Government	**656**	1,055
Current tax [4]	**248**	562
Royalties [5]	**149**	175
Employee taxes [5]	**167**	209
Production, property and other taxes [5]	**92**	109
Community [6]	**15**	22
Suppliers and services [7]	**1,836**	1,664
Providers of capital	**364**	221
Finance costs and unwinding of obligations	**140**	183
Dividends	**224**	38
Total	**3,386**	**3,470**

(1) This economic value-added statement includes the South African operations until the date of sale
(2) Gold sales decreased by 10% due to lower gold production in 2021, compared to 2020
(3) Payments to employees include salaries, wages and other benefits
(4) Current taxation includes normal taxation and withholding taxation on dividends paid per jurisdiction in which the Group operates
(5) Employee, production, property and other taxes and royalties are reported on a cash basis and exclude equity accounted joint ventures
(6) Community and social investments exclude expenditure by equity accounted joint ventures
(7) Suppliers and services exclude capital expenditure

YEAR AT A GLANCE

PEOPLE

30,561
average number of employees

$7.75m
spent on training and development

$515m
paid to employees as salaries, wages and other benefits

HEALTH AND SAFETY

27%[1]
increase in year-on-year all injury frequency rate

90%
reduction in all occupational disease frequency rate (AODFR)

[1] *AIFR excludes discontinued operations*

ENVIRONMENT

Lowering GHG emissions:
69%
reduction in absolute GHG emissions since 2007

Environment Incident Rate of 1.53 per million tonnes mined

First Climate Change Report published

LOCAL SPEND

93%
proportion of spend on local suppliers

COMMUNITY INVESTMENT

$18m[2]

HUMAN RIGHTS

0
human rights violations recorded

Inaugural Modern Slavery Statement and Human Rights Report published

WE HONOUR AND WE REMEMBER

It is with deep regret that we report the loss of two colleagues in 2021. We extend our condolences to the families and friends of our colleagues who passed away.

Carlos Machado Barbosa

43 years old, Carlos lost his life in a tragic accident at our Serra Grande Mine in Brazil. Carlos was a blaster at the mine and was fatally injured during a fall-of-ground incident in an underground stope on 16 February 2021.

Daniel Nuertey-Kwao Quaynortey

46 years old, Daniel was an employee of Obuasi contractor, African Underground Mining Alliance. He went missing after a geotechnical event at the Obuasi mine in May 2021. His body was discovered several days later by mine rescue teams.

[2] *Excludes joint ventures and includes capitalised expenditure*

LEADERSHIP MESSAGES

"I am very pleased with the progress made within AngloGold Ashanti in understanding and assessing the risks that we and our communities face because of climate change, and the leadership role that we as a business can and must make in reducing our carbon emissions, and in working towards net zero."

Dr Kojo Busia
Chairperson of the Social, Ethics and Sustainability Committee



FROM THE CHAIRPERSON
OF THE SOCIAL, ETHICS AND SUSTAINABILITY COMMITTEE

Watch the video message from the Chairperson of the SES Committee *here*:

I am very pleased to welcome our stakeholders to our 2021 Sustainability Report. I encourage you to review the contents that we have shared with you here and also the additional materials, including data and case studies, on the *ESG Transparency Hub* on the AngloGold Ashanti website.

In 2020, as our Company and the global community were coming to grips with COVID-19-related disruptions and challenges, and even before vaccines had started to become freely available in many of the jurisdictions in which we operate, I wrote that the pandemic has re-shaped corporate sustainability agendas. The pandemic had demonstrated that companies that are actively concerned with environmental, social and governance (ESG) matters will be most effective in managing the impact of COVID-19 on their businesses.

Now, a year later, this observation has become a truism, but one that requires even greater introspection and consideration while providing a cautious optimism for action. We know that the pandemic has exacerbated inequality between nations and within nations; and that pandemic-related economic slowdowns have been in sectors and regions where jobs and industry are most needed. We also know that the pandemic has called on companies to step up and into roles that might previously have been thought to be the domain of government, and many of them have done so. A positive consequence has been the development of stronger and more symbiotic relationships between employees, unions and management; between regulators, governments and companies; and between companies and their shareholders – to combat the ravages of the pandemic. Indeed, a new genuine social contract has been engendered by this pandemic.

While the impacts of COVID-19 are by no means over, we take heed of the warning by the World Economic Forum (WEF) in its assessment of global risks that a divergent economic recovery threatens collaboration on global challenges. I would argue that this applies regionally too. The top risk identified in the WEF report – that a disorderly climate transition will exacerbate inequalities – is possibly the most pressing issue facing our generation and will determine the legacy we leave for future generations.

I have been very pleased with the progress made within AngloGold Ashanti in understanding and assessing the risks that we and our communities face because of climate change, and the leadership role that we as a business can and must make in reducing our carbon emissions, and in working towards net zero. Our first *Climate Change Report*, published in December 2021, provides a comprehensive account of our journey in managing our business in a climate-conscious way.

This report consolidates our previous achievements, while setting the strategic policy direction for our future "climate smart" action plans. Our strategy recognises risks not only to our core business, but also to our local communities, employees and the environment in which we operate. Beyond decarbonisation, our strategy will therefore address the impact of a rapidly changing climate on our business, our employees, and the natural ecosystems where we operate. We are acutely aware that, in confronting the existential challenge of climate change, our stakeholders would expect nothing less.

LEADERSHIP MESSAGES

We also published our inaugural *Modern Slavery Statement* and *Human Rights Report* in August and November 2021, respectively, adding to our suite of focused reporting obligations. More detail is provided on how and what we report on page 13, including the ranking of our ESG performance by independent entities. An important development during the year has been our adoption of compliance and assurance against the *ICMM Principles and Position Statements*.

Throughout this report you will see references to the *Sustainable Development Goals* (SDGs) that allow us as a business to collaborate with our social partners in addressing the main social, environmental and economic challenges we face. Our commitment to the SDGs remains firm, as does our approach to sustainable development in the long term. More and more evidence is being gathered to demonstrate that companies that consider ESG issues, not as an add-on but as an integral part of their businesses, perform better in the long run in a diverse range of metrics, including total shareholder returns.

This commitment to ESG principles also means that we have had to take difficult decisions as a company. Indeed, the past year is proof of that. But we have done so to preserve and protect the interests of the vast majority of stakeholders over the long term.

In this, and all other processes, I am confident that the Group continues to do the right things in the right way. As a strong proponent of diligent corporate governance, I believe that we have robust checks and balances in place at AngloGold Ashanti. The set of the leadership of the Company and in particular the Social, Ethics and Sustainability (SES) committee that I chair, ensures that we comply with the compacts and principles to which we have subscribed, and that we report on these transparently and regularly.

Another truism is that change is constant, and an annual accounting of progress is sometimes simply not good enough in our rapidly changing worlds. I mentioned our ESG Transparency Hub at the outset. Increasingly, this hub is updated on a periodic rather than annual basis and will reflect what we are doing to better mitigate the risks we face and maximise the opportunities that are presented.

While 2021 and the early months of 2022 have been times of difficult but necessary change for AngloGold Ashanti, they have also represented a time of following our core values, and embedding sustainability into the business for current and future generations of employees and the communities that we call neighbours. We welcome the engagement of our stakeholders with our report and reporting processes.



Geita

LEADERSHIP MESSAGES CONTINUED



"We have an excellent foundation from which to grow our business, particularly in our people and the strong culture of diversity in the organisation."

Alberto Calderon
Chief Executive Officer

FROM THE DESK OF THE CEO

Watch the video message from the Chief Executive Officer *here*:

AngloGold Ashanti has been in existence as a focused, independent gold company since 1998, and we will continue to build the business well into the future. Sustainability is, therefore, fundamental to how we operate.

We always endeavour to work responsibly, in a manner that is fair and respectful of our employees and communities, and the environments in which we live and work. We view our ESG performance as a crucial underpin to the broader financial and operational success of our business, and our ability to generate value for all of our stakeholders.

Even prior to joining the Company as CEO, I was aware of AngloGold Ashanti's proud tradition of corporate citizenship across its operating jurisdictions and the capital markets on which it is listed. I'm pleased to report that my experience in the subsequent months has validated this reputation as I've witnessed the commitment that so many of my new colleagues have to honouring the Company's values in the course of discharging their duties.

There are times when we fall short. Tragically, two of our colleagues died in the course of their work in 2021. Carlos Machado Barbosa lost his life in an accident at our Serra Grande Mine in Brazil in February and Daniel Nuertey-Kwao Quaynortey, a contractor with African Underground Mining Alliance, lost his life in May after a geotechnical event at Obuasi in Ghana.

I extend my own heartfelt condolences – and those of every one of my colleagues – to the families and friends of those who passed away. This is a time for us as leaders to reflect and to take concrete steps to ensure that these events are not repeated. Aside from the specific steps related to addressing these incidents, we have also revitalised our safety strategy and introduced a three-year work plan to ensure its implementation, focusing on leadership and people, work processes, technology, innovation and risk management.

NEW OPERATING MODEL

The ESG objectives of this, and any other, company are moot if the overall viability and health of the company are not assured. To ensure that AngloGold Ashanti thrives over the long term and improves its performance for the benefit of all stakeholders in all environments, we have overhauled our corporate structure and implemented a new Operating Model.

This new model has empowered our operations with the resources and functional expertise necessary to consistently deliver their production plans safely, responsibly and on budget. We have clarified the mandates of our corporate functions to sharpen their focus on developing the appropriate business strategies and vision, to define the policies, standards and enterprise-wide frameworks for their disciplines. We have further mandated our corporate functions to provide assurance to the board and executive – and to me – that these policies, standards and enterprise-wide frameworks for their disciplines are complied with by the operations. Support from centrally performed activities will be based on scale, risk and the potential to add value.

In short, this model aims to ensure that accountability is clearly apportioned, and that each activity undertaken by the Company will advance our strategy, improve our operating performance and strengthen our social license to operate. It will ensure we provide clear strategic direction, have fit-for-purpose policies and standards, and that the right people are in place to deliver on our ESG objectives.

STRONG FOUNDATIONS

We have an excellent foundation from which to grow our business, particularly in our people and our strong culture of diversity. For a global company, with more than 30,000 employees (including contractor employees) across four continents, the promotion of diversity is not an academic exercise, but rather a strategic matter allowing us to build a business that better represents the societies in which we operate, and to ensure we can attract the best talent available.

Our ***Diversity and Inclusion Framework*** ensures our Group objectives are aligned to foster the empowerment of all staff, irrespective of race, gender, ethnicity, religion and sexual orientation. This is important but meaningless unless we continue to promote what is perhaps our most important value, which is to treat each other with dignity and respect – always.

I'm heartened by how this culture is manifested across our Company, but am also mindful that we can never take this for granted. The culture survey conducted toward the end of 2021 will be an important reference point for us as we analyse its findings and embed its learnings to improve the way we engage and collaborate with one another in pursuit of our goals.

Our employees have shown great commitment and perseverance – particularly amid the consequences of the COVID-19 pandemic. Alongside our partners in governments and communities, we have been delivering medical supplies and promoting vaccines, while also backing initiatives to support education and economic growth in communities.

We have programmes to promote local procurement and employment, and to continue improving the mining skills base in the countries in which we operate. Converting mineral wealth into human capital and sharing benefit through the value chain is at the heart of empowering local communities, to benefit long after our Ore Reserve is depleted.

In 2021, our operations spent approximately $2.61bn with suppliers, of which $2.4bn was spent locally. Geita mine contributed to capacity building of its host communities by partnering with the National Economic Empowerment Council of Tanzania to encourage the participation of Tanzanians in the procurement of local goods and services in mining. More than 300 local businesses have been trained and we are seeing increased participation of local vendors in bidding and tender processes. Geita mine increased annual local spend from $145m in 2020 to $375m in 2021. Ghana's annual spend increased from $114m in 2020 to $471m in 2021. Read further on local community spend on page 26.

RESPECTING THE ENVIRONMENT

AngloGold Ashanti was one of the first companies to set climate targets, long before it was in vogue. Total Greenhouse Gas (GHG) emissions have been cut by 69% since our 2007 base year through a combination of efficiency gains, energy switching, asset closures and sales. We're proud of this achievement, but we recognise there is more to do.

In 2021, we developed a new Climate Change Strategy and presented our first ***Climate Change Report***, which details our holistic approach to dealing with the risks and opportunities that come with changing weather. We also provided our full commitment to the ICMM's target of net zero Scope 1 and 2 GHG emissions by 2050 or sooner, and are now putting the finishing touches on a 2030 target for reduced Scope 1 and 2 GHG emissions.

Tailings management is another existential matter for mining companies, and our practices are based on robust oversight and assurance, standards aligned with industry best practice, and decades of institutional experience. We have committed to implementing the ***Global Industry Standard on Tailings Management (GISTM)*** at all facilities by August 2023. The balance of tailings storage facilities (TSFs) will be completed by August 2025. The tailings management team has also developed a compliance protocol that aims to achieve compliance with the bulk of the GISTM's requirements in 2022.

In many ways, 2021 was a seminal year globally, a highlight being the development and roll out of COVID-19 vaccines, allowing for the return to a semblance of normality. It was a year in which gold, as a commodity, demonstrated its resilience, and a year where the role of companies in driving change became evermore necessary and apparent. For AngloGold Ashanti, it was also a significant year – a year of reflection and change – with the introduction of our new Operating Model. Its implementation will lead to a more streamlined company and we – and our stakeholders – will see the benefits.


KW01
KAI RHO
Contracting

Tropicana

OUR APPROACH TO SUSTAINABILITY

OUR STRATEGY

AngloGold Ashanti has a track record of working to build and improve its sustainability performance by mitigating impacts from our operations, engaging constructively with communities, and working to fairly share the benefits of mining among stakeholders.

Meeting our sustainability goals has for many years been an intrinsic part of our business; in fact, these goals are enshrined in our corporate values. Our efforts are also guided by a materiality assessment that determines the key areas of focus. We structure our sustainability investments and interventions to respond proactively to these material issues – 13 in all – which are centred on protecting people and communities while building relationships based on dialogue and trust, sound environmental stewardship, and operating a sustainable business. While we have focused on certain material issues that represent common themes that internal and external stakeholders are presently concerned with, these may change from year to year. These issues are often inter-linked and inter-dependent, depending on the circumstances. Our strategy and practices encompass a far broader range of issues, over a longer time range, that are managed on an ongoing basis. See page 12 for a discussion on our materiality assessment process.

Good governance is foundational to our overall sustainability strategy. We have a culture of transparent reporting – internally and externally – which gives management and shareholders the confidence that things are working as they should down to site level, and when they are not, that we can move quickly to address them.

Governance starts with active oversight and engagement from our board. This is fundamental. We also have a world-class set of policies and standards that form the backbone of our management systems across a range of disciplines within the Company. These are given life through robust engagement and oversight of our executive management team, which helps to ensure that risks, impacts and opportunities are identified and managed. We also have a systematic, well-planned and coordinated approach to assurance – internally and externally – which brings an additional level of scrutiny and oversight to our organisational system.

We value transparency. We work to provide our stakeholders in the market, among ESG rating agencies, communities and civil society, with the information needed to make an accurate assessment of our social and environmental activities and performance.

The right systems are important. We have sought to upgrade our information architecture in order to improve internal reporting and integrate sustainability activities into the broader business. Implementation of the Integrated Sustainability Information Management System (iSIMS) started in 2021 and will continue into 2022 as more modules are added. This common reporting system for all sustainability disciplines, from safety, health and security to community and environmental management, will help provide timely information on each of these disciplines, and facilitate transparency, better decision-making and outcomes.

In our effort to continually raise awareness internally around the ESG performance of the business, the Shared Consciousness Forum (SCF) was launched in the first half of the year. This platform requires each site general manager to present to their General Manager (GM) peers and other leaders – including the executive management team – on a range of sustainability-related performance indicators. The SCF also aims to tap into the collective experience and expertise of our global teams to solve sustainability-related challenges.

We continue to be informed by the world around us, and our stakeholders, on those issues that are important to them. In line with this, we aim to adapt and progress our sustainability approach, targets and goals, Key Performance Indicators (KPIs) and reporting to respond to them.


OUR SUSTAINABILITY STRATEGY FRAMEWORK
GOOD GOVERNANCE
Robust policies, standards and systems
Active board oversight and engagement
Transparent reporting and assurance
Addressing employee and community health
Contributing to resilient, self-sustaining communities
Ensuring the safety of employees and wider mine communities
Respecting and upholding human rights
Integrated talent management
Addressing artisanal and small-scale mining
Navigating regulatory and political risk
Addressing physical security and cybersecurity
Achieving business sustainability and growth
Ensuring integrated closure
Managing and conserving water
Addressing climate change and energy use
Managing our tailings storage facilities
Protecting and developing people and communities
Pursing business sustainability
Environmental stewardship
OUR STRATEGY
Improving sustainability performance by mitigating impacts from operations, engaging constructively with communities, and working to fairly share benefits of mining among stakeholders
Material issues*

** While we have focused on certain material issues that represent common themes that internal and external stakeholders are presently concerned with, these may change from year to year. Our strategy and practices encompass a far broader range of issues, over a longer time range and are managed on an ongoing basis.*

STAKEHOLDER ENGAGEMENT



Effective management of stakeholder relationships has a direct bearing on our ability to deliver on our strategy and create value.

OUR APPROACH TO AND RATIONALE FOR ENGAGEMENT

We are committed to collaborative stakeholder engagement. Our stakeholder engagement process is integrated and inclusive, seeking to balance the needs, interests and expectations of stakeholders with those of AngloGold Ashanti. It is critical at every stage of our business, from exploration through to mine closure.

Our engagement structures aim to help us better navigate the political, regulatory and legislative environments in which we operate, to provide insight into potential risks, opportunities and key issues, enabling us to better manage and act on these and to protect our social licence to operate.

OVERSIGHT AND ACCOUNTABILITY

The board has ultimate responsibility for stakeholder engagement. The SES Committee assists with oversight of our stakeholder engagement framework and structures, key stakeholders and their issues. The committee reviews the framework and engagement annually.

ENGAGING WITH OUR STAKEHOLDERS

Key issues of engagement:


Investment community

- Appointment of CEO and new approach
- Financial and operating performance
- ESG performance and climate approach
- Cash lock-up challenges
- Obuasi (underground) suspension and restart
- Climate Change Strategy
- COVID-19: first- and second-order impacts


Employees and unions

- Implications of new Operating Model and organisational restructuring
- Safety
- Organisational culture - we carried out a Barrett survey of company culture and values, recording an 80%+ response rate. We will engage employees on the findings in the year
- Obuasi (underground) suspension and restart
- COVID-19: response and management
- Productivity, maintaining strategy focus and meeting guidance

Responsive engagement platforms – both regular and as needed


Governments and regulators

- Regulatory and political changes
- TSF management
- Project development updates
- Dispute resolution
- Mitigation of political and regulatory risk


Suppliers

- Responsible sourcing
- Local content and procurement opportunities
- Community capacity building and localisation
- Supply chain risks


Communities

- Employment and procurement opportunities
- Local enterprise and economic development programmes
- Impacts of mining activities on communities
- Social licence to operate
- Land access and relocations
- Legacy issues


Industry partners and peers

- Climate change and evolution of ESG
- Making clear the benefits of mining
- Regulatory uncertainty
- TSF management

Please visit our Integrated Report for details on our engagements and responses:
https://www.aga-reports.com/21/ir/integrated-stakeholder-engagement/

ENGAGING WITH MEDIA

We engage with the media to facilitate understanding of the Company among government stakeholders, the investment community and the general public, to promote transparent and accurate reporting, and to contribute to constructive relationships with other stakeholders.

FOCUSING ON OUR MATERIAL ISSUES

MATERIALITY ASSESSMENT AND MATRIX

This report details our sustainability performance across all our operating jurisdictions for the reporting period 1 January 2021 to 31 December 2021. It is structured around a set of material issues that are determined through an annual materiality assessment. The process of selecting material issues is guided by the International Integrated Reporting Council (IIRC), SASB, GRI Standards and the Accountability AA1000 Stakeholder Engagement Standard.

Our approach to determining material issues in 2021 included a three-step assessment process, review of the outcomes, validation by the AngloGold Ashanti senior leadership and final approval by the SES Committee.

We conducted an online internal materiality survey which consisted of the following components:

A qualitative review of the business landscape using a PESTLE analysis to describe the political, economic, social, technological, legislative and environmental aspects of the challenges and opportunities we face

A semi-quantitative rating of the top Company risks previously reported, and a semi-qualitative and semi-quantitative rating of the material issues reported in 2020, to establish current relevance

Identification of emerging Company risks and material issues

We validated the analysis and preliminary assessment by reviewing industry reports, investor perspectives, media reports and 2021 key themes, as well benchmarking our report against our peers. This process resulted in the development of a prioritised set of material issues, which has been reviewed and validated by the Executive Committee, and approved by the board as per King IV, principle 5.15. Our material issues include the ESG issues that could affect our ability to create value in the short, medium and long term, and are frequently inter-dependent.

THE TOP 13 material issues are presented below

Protecting and developing people and communities

1. Ensuring the safety of our employees and wider mine communities
2. Addressing employee and community health
3. Contributing to resilient, self-sustaining communities
4. Respecting and upholding human rights
5. Integrated talent management
6. Addressing artisanal and small-scale mining

Environmental stewardship

7. Managing our tailings storage facilities
8. Addressing climate change and energy use
9. Managing and conserving water
10. Ensuring integrated closure

Pursuing business sustainability

11. Navigating regulatory and political risks
12. Addressing physical security and cybersecurity
13. Achieving business sustainability and growth

EXTERNAL CHARTERS AND SUSTAINABILITY INDICES

AngloGold Ashanti strives to adhere to legislative and regulatory requirements, and to report consistent with several external and voluntary principles and standards. Our participation in industry initiatives, in which we often take a leadership role, enables us to inform and influence global standards and practices, as well as gain insight into emerging expectations, issues and risks. Some of the more notable ones in which we participate include:

Mining Industry

International Council on Mining and Metals
(https://www.icmm.com/)

Extractive Industries Transparency Initiative
(https://eiti.org/)

World Gold Council Conflict-Free Gold Standard
(https://www.gold.org/about-gold/gold-supply/responsible-gold/conflict-free-gold-standard)

International Cyanide Management Code for the gold mining industry
(https://www.cyanidecode.org/)

Responsible Gold Mining Principles
(https://www.gold.org/download/file/14254/ Responsible-Gold-Mining-Principles-en.pdf)

Global initiatives

Global Reporting Initiative
(https://www.globalreporting.org/)

World Economic Forum
(https://www.weforum.org/)

Voluntary Principles on Security and Human Rights
(https://www.voluntaryprinciples.org/)

United Nations Global Compact
(https://www.unglobalcompact.org/)

Sustainability Accounting Standard Board
(https://www.sasb.org/)

Other Frameworks

African Union Agenda 2063
(https://au.int/en/agenda2063/overview)

Sustainability Indices

AngloGold Ashanti engages with various indices which rate our sustainability performance, and these include:

FTSE Russell ESG rating and FTSE4Good Index Series
(https://www.ftserussell.com/products/indices/esg)

Responsible Mining Index
(https://2022.responsibleminingindex.org/en)

Bloomberg Gender-Equality Index
(https://www.bloomberg.com/gei/)

Task Force on Climate-related Financial Disclosures
https://www.tcfdhub.org/

S&P Global

FTSE4Good

Bloomberg Gender-Equality Index 2022

Responsible Mining Index

GOVERNANCE

BOARD

AngloGold Ashanti's board, which has ultimate responsibility for corporate governance, is guided by its commitment to ensuring sound governance principles and practices. These underpin value creation and the long-term sustainability of our Company. They are crucial to achieving our business objectives and delivering on the business strategy.

The Company's governance structures and processes demonstrate our commitment to high standards of business integrity and ethics in all activities. They are supported by our values-driven culture and *Code of Business Principles and Ethics*.

The board is committed to promoting good governance and providing ethical leadership. It is supported by five committees to which it delegates certain functions without abdicating any of its own responsibilities. These are the SES Committee, Audit and Risk Committee, Remuneration and Human Resources Commitee, Nominations Committee and the Investment Committee.

The key responsibility of the SES Committee is to assist the board in monitoring matters relating to safety, health, the environment and ethical conduct, and to ensure that AngloGold Ashanti develops and behaves as a responsible corporate citizen. It also ensures that our sustainability strategy positions AngloGold Ashanti as a leader in responsible mining practices and that our sustainability objectives are effectively integrated into the business. In addition, the SES Committee oversees the integrity of and approves the Sustainability Report.

More information on our approach to governance is available on our *website*.

RESPONSIBILITIES

General managers are accountable for the on-the-ground implementation of the sustainability strategy. Group Corporate Affairs and Sustainability is responsible for the development of management frameworks and supports the implementation of the sustainability strategy.

Primary responsibility for managing sustainability matters rests with AngloGold Ashanti's leadership, in particular with the Chief Sustainability and Corporate Affairs Officer who is responsible for executing the sustainability strategy. Other responsible positions are the Chief Executive Officer, Chief Financial Officer, Chief Technical Officer, Chief Operating Officer, Chief Development Officer, Chief People Officer and Chief Legal Officer.

AngloGold Ashanti maintains a comprehensive set of policies and procedures designed to ensure compliance with applicable anti-corruption and anti-bribery laws, including those requiring that accurate accounts and records be maintained. These policies and procedures are used to raise employee and stakeholder awareness relating to bribery and corruption.

To support group-wide compliance with these policies and procedures, training is undertaken periodically, formal compliance communications are issued to the Group focusing on different aspects of the policies and procedures, all new employees undergo induction training that addresses these policies, and compliance risk reviews are performed by Group Compliance.

Our Code of Business Principles and Ethics is available on the Company intranet, the Company website and DVD in the main AngloGold Ashanti operating languages. It is the defining document on AngloGold Ashanti's values and ethics in addition to applicable laws, regulations, standards and contractual obligations in the countries in which we operate. It provides a framework and sets requirements for the implementation of key corporate policies and guidelines. Among other areas, it addresses fraud, bribery and corruption, conflict of interests, gifts, hospitality and sponsorships, the use of Company assets, privacy and confidentiality, disclosures and insider trading.

The board works to ensure that AngloGold Ashanti is a responsible corporate citizen by not only considering the Company's financial performance, but by pursuing ESG principles. We work to enhance and invest in the economic life of the communities surrounding our operations and society in general.

COMPLIANCE

AngloGold Ashanti is a strong corporate citizen and supporter of transparency and active stakeholder engagement. We have mechanisms in place to report grievances and concerns, including our whistle-blowing hotline. Site-specific grievance processes for employees and communities at large exist to report concerns related to legal non-compliance, fraud, bribery and corruption, human right infringements, safety and environmental matters. Site-specific grievance process are discussed further on page 23.

AngloGold Ashanti's whistle-blowing platform is administered by a third party. All employees, directors, officers and external parties have access to this platform via hotlines, email and web facilities. Reporting is anonymous unless the reporter specifically chooses to disclose their identity. All concerns are carefully investigated and feedback is provided to the person raising the concern. Whistle-blowing results are communicated to the Audit and Risk Committee and SES Committee and to the Serious Concerns Committee, a management committee, on a quarterly basis.

As a company supporter of the Extractive Industries Transparency Initiative (EITI), the Group reaffirmed its commitment to promoting the open and accountable management of resources, and the reporting of amounts paid to governments. In previous integrated reports, we have outlined our tax management strategy, along with the controls we have in place to manage the risk and to provide appropriate oversight and governance.

We continue to exercise diligence and transparency in line with our Group Tax Management Policy. This has included open and transparent reporting that is consistent with the ICMM's Mining Principles and updated Position Statement on the transparency of mineral revenues. Our *value-added statement* represents the value created and shared. See our commitment to transparency in taxes and payments to governments on page 42.

While developing our corporate social investments, we seek to establish and prioritise initiatives in line with country national development plans. This ensures that we work collaboratively, supporting national plans in education, local procurement, local employment, and infrastructure development, among other areas.

VALUE CHAIN STRENGTHENING AND LOCAL PROCUREMENT

We support inclusive procurement practices, working with local businesses and communities, and prioritising the employment of people from communities surrounding our operations, in line with our localisation strategy.

We maintain a strict governance policy across our global procurement activities that covers the following:

- *Supplier Self-Assessment Questionnaire* – online forum for registration and disclosure of supplier information prior to contract award
- *Supplier Code of Conduct* – encourages all our suppliers, including contractors, to align their businesses with our internal policies and codes of ethical behaviour, particularly on human rights practices, labour relations and employment practices, the environment, our anti-bribery and corruption policies, and safety procedures, policies and standards
- *Anti-Bribery and Anti-Corruption Policy* – commitment to and adherence by employees and suppliers to non-negotiable values
- *Conflicts of Interest Policy* – commitment to and adherence by employees and suppliers and mandatory disclosure of any conflicts related to procurement activities

We seek to comply with local content laws in every country and, where necessary, conduct due diligence on local joint ventures to ensure that they promote skills transfer and capacity-building of local partners to ensure long-term sustainability.

Our local procurement policy emphasises partnerships with locally owned and operated companies and, where appropriate, international firms are requested to establish themselves in-country or through a local joint venture.

This policy reinforces our commitment to local host communities, but also increases transparency of procurement practices in-country. Targets are set to drive continuous improvement in local procurement for each country, while recognising that capacity building in each jurisdiction takes time. While regulatory requirements are not mandating local procurement requirements in Australia, Brazil, or Argentina, our focus is on finding local partners in those jurisdictions as well. This is included in the sourcing and adjudication process for suppliers with preference placed on in-country suppliers.

Managing requests by government departments and government officials is a key compliance risk at AngloGold Ashanti. Please follow the link to information that outlines our *strategy*. This risk is managed through, among other things, Group policies, site-specific procedures, online and face-to-face training, quarterly books and records, review of payments, onsite compliance risk assessments, and awareness raising through communications. Several country-specific procedures address risks, manage how we interact with government officials and other stakeholders, and ensure accurate books and records for payments to government departments and officials or key stakeholders.

There are also government payment procedures and petty cash policies that align to country-specific policies and procedures.

In 2021, Group Compliance continued to strengthen controls to prevent and detect risks, including fraud, bribery and corruption risks, in respect of these payments.

We also continued to adopt a risk-based approach to the vetting of third-party agents and intermediaries and require them to adhere to anti-bribery and anti-corruption policies and procedures, including in relation to payments to government officials.

The Group follows the Procedure on Engagement of Agents and Government Intermediaries and there are also site-specific procedures around payments to government officials.

Review of processes in relation to the above procedures, where applicable, form part of the site reviews conducted by Group Compliance during combined assurance reviews.

On a quarterly basis, sites report on payments to the country or regional audit committees. Information is consolidated for reporting to the Serious Concerns Committee and the SES Committee for transparency.

OUR COMMITMENT TO TRANSPARENCY IN TAXES AND PAYMENTS TO GOVERNMENTS

We are transparent in disclosing taxes paid to governments, per country, in our financial statements. AngloGold Ashanti has, for the last four years, complied with country-by-country reporting to the South African Revenue Service (SARS), which includes profits, taxes paid, number of employees and assets per country. SARS may share this information with other revenue authorities around the world. External auditors perform detailed verification audits on our revenues, profits, taxes, transfer pricing, and cashflows and any detected illicit flows are reported as irregularities. Management's controls over these areas are evaluated on a quarterly basis.

We are also a member of the ICMM, which through its Tax Working Group, is advocating the adoption of a project by the Global Sustainability Standards Board (GSSB). The project's objective is to develop new, specific disclosures related to tax and payments to governments, with significant proposals, including the GRI standards on tax reporting. This will encompass country-by-country tax reporting, including qualitative statements relating to our approach to tax planning, the board's involvement in tax, and our approach to engagement with tax authorities globally. AngloGold Ashanti is currently well positioned in preparing to comply with the standard.


S17
Tropicana

GUIDE TO OUR CASE STUDIES

These video case studies demonstrate AngloGold Ashanti's commitment to creating value for our stakeholders. They focus on the work done across our operations to address our most key issues.

We tell the stories of our people, our communities and our actions through case studies on our website. We have launched our report with a number of case studies, and intend adding to these during the year. All of our case studies may be found on our ESG Transparency Hub. We feature just a few of these case studies here.

Serra Grande achieves full conversion to filtered tailings

"These pioneering interventions are a source of great pride for our team," says Vinicius Assis, Serra Grande's Senior Manager of Metallurgy. "It took dedication and hard work to reach this goal, and we are pleased to offer peace of mind to our local communities and leave a positive, lasting legacy for future generations."

Read more about this conversion process from conventional TSFs to filtered tailings at: https://www.aga-reports.com/21/sr/case-studies/serra-grande-conversion-filltered-tailings/



New culture journey designed to build business sustainability

"A strong company culture drives high performance, creates inspiring and fulfilling workspaces, helps teams to navigate challenging times, and promotes long-term business sustainability," says Tshepo Sibilanga SVP: Organisational Effectiveness. "It also influences our reputation among our local communities, and helps to create positive, long-lasting and mutually beneficial relationships."

Read more about the process being followed and the outcomes of the employee culture survey, in which 80% of our employees across all levels and jurisdictions participated: https://www.aga-reports.com/21/sr/case-studies/group-culture-journey/

Additional case studies can be found online here: https://www.aga-reports.com/21/sr/case-studies

Transformation fund supports businesses in Colombia

"We want to change the concept of what it means to be a cycling workshop in Jericó," says Edwin Álvarez, who owns the Rotam Bike Shop, and is one of the entrepreneurs who has benefited from Transformation Fund.

Read more about Edwin's business and the other businesses being supported by the fund at: https://www.aga-reports.com/21/sr/case-studies/colombia-transformation-fund/



Geita builds essential high schools in Tanzania

"The quality of Kamena and Bugando Secondary Schools' infrastructure, including its classrooms, libraries and laboratories, as well its exceptionally strong teachers, place these schools among the best in the country," says Geita District Council's Acting Education and Academic Officer, Navaya Alphonce.

Read more about Geita's contribution to the Bugando and Kamena Secondary Schools at: https://www.aga-reports.com/21/sr/case-studies/geita-builds-high-schools/



Australia understands how healthy minds lead to healthy mines

Read more about the partnership between AngloGold Ashanti Australia and Strong Minds Strong Mines to provide a range of well-being initiatives for all Australia region employees in 2021. This vital initiative addresses the findings of research studies that suggest that half of all Australian men and women experience some form of mental illness during their lives. In the mining and resources sector specifically, this figure is one in three.

See the case study at: https://www.aga-reports.com/21/sr/case-studies/australia-healthy-minds-healthy-mines/



PROTECTING AND DEVELOPING OUR PEOPLE AND COMMUNITIES

People being at the heart of our business is fundamental to our vision, strategy and values. This speaks just as much to our employees and their families as it does to the communities that we call home.

Ensuring the safety of our employees and wider mine communities is our priority. Our aim is to achieve zero harm across our operations. Risk management and critical control modelling result in continued efforts to strengthen safety protocols and preventative measures.

Employee and community health are also central to our business, and have been given particular emphasis during the ongoing COVID-19 outbreak. While the pandemic has continued to challenge our ability to operate safely and productively, our efforts to address direct and secondary effects of the pandemic have helped to improve collaboration with our social partners and strengthened some community health systems.

We work to build and maintain constructive relationships with employees and their union representatives based on our Company values, through effective line management, and by following the applicable labour legislation across our global footprint. Except for those in Australia and the United States, most employees in our operating jurisdictions are union members. One strike exceeding one week was reported for Córrego Do Sitio in Brazil.

Each of our operations exists within a broader social context, with host communities as our neighbours with whom we aim to develop lasting, symbiotic relationships. Contributing to resilient, self-sustaining communities is built on mutual respect, transparency and trust. We recogise that our social licence to operate (SLO) is granted by communities, and that this is something that we need to earn through our actions. Our community relations approach – aimed at securing our SLO – is based on inclusive stakeholder engagement, proactive and timeous impact management, and benefit management. All sites collaborate closely with local communities and their leadership on a range of matters of mutual interest.


Iduapriem

PROTECTING AND DEVELOPING OUR PEOPLE AND COMMUNITIES

Ensuring the safety of our employees and wider mine communities

Ensuring the safety and well-being of employees and those in our wider mine communities is our main priority.

Prioritised SDG: 3 GOOD HEALTH AND WELL-BEING

As a responsible mining company, we follow best practices in global safety standards and are seeing improvements in injury frequency rates and a long-term reduction in fatal accidents. We continue to design and implement strategies to eliminate high potential incidents, fatalities and catastrophic events.

Our aim to achieve zero harm across our operations is led by our executives and the line managers responsible for integrating safety measures into our business practices. Risk management and critical control modelling result in continued efforts to strengthen safety protocols and preventative measures.

The SES Committee oversees implementation of our safety strategy. In 2020, we reassessed our safety strategy, highlighting areas of improvement and presenting measures to achieve our safety targets. In 2021, we introduced a three-year work plan to revitalise our safety strategy.

Case study: Iduapriem improves safety through fatigue management *(https://www.aga-reports.com/21/sr/case-studies/iduapriem-fatigue-management)*

Our three-year work plan focuses on four areas:

Leadership and people	We developed a safety induction programme for all leaders and implemented a health of discipline process with associated competency assessments. Clearer lines of accountability were established and information from work done with Dupont Sustainable Solutions in Brazil was shared with all sites to ensure alignment in organisational culture programmes. Additional work is planned that will align accountabilities of line management and safety support staff to the new Operating Model. Clear, measurable and binary leadership behaviours are being designed to support the execution of the safety strategy.
Work processes	An Integrated Sustainability Information Management System (iSIMS) is being implemented for all sustainability disciplines. The system will effectively integrate operational risk management and KPIs at all levels of the organisation. All contractors are trained in AngloGold Ashanti's safety practices. All sites except Obuasi in Ghana, which is in project development phase, are ISO 45001:2018 certified.
Technology and innovation	We continue to embrace proven technology to support our safety goals. We introduced a Centre of Excellence portal to share safety updates and lessons. Following the launch of the Innovation for Cleaner and Safer Vehicles Initiative involving ICMM member companies and equipment manufacturers, we conducted a gap analysis on vehicle safety.
Risk management	We are reviewing and simplifying our major hazard control standards and reviewing our critical control monitoring programme to ensure verification and checks are well understood and effectively carried out. We aim to ensure that all employees and contractors understand the critical risks related to their work and are able to apply the appropriate controls to manage these risks. Please refer to the Integrated Report's *Risks and Opportunities Management* section for more information.

COVID-19



Our systems and processes to address the challenges brought by COVID-19 have continued to improve. The pressure on labour supply, particularly in Brazil and Australia, and the resultant staff turnover, has made safety training for new recruits an even greater focus. Travel restrictions in some jurisdictions have limited staffing availability and led to increased roster periods. These factors, alongside the impact of the ongoing pandemic on mental health, have potential implications from a safety perspective. These are being addressed by each site in line with their specific needs and operating context. For additional detail on employee health, refer to page 18.

OUR PERFORMANCE

Sadly, during the year we lost two of our colleagues in fatal incidents. Fatal incidents are a harsh reminder of the safety journey we must still travel to achieve zero harm at all our operations. We recommit to remaining vigilant and working to ensure employees return safely to their families every day. Read more on page 5.

All injury frequency rate*
(per million hours worked)


2017 1.96 2.00 1.98
2018 2.19 2.33 2.26
2019 2.34 1.99 2.14
2020 1.65 1.70 1.68
2021 1.70 2.42 2.14 RA
Employees
Contractors

** Data restated to exclude discontinued South African operations*

Occupational fatalities*
(number of fatalities)


2017 0
2018 1 1
2019 0
2020 2 2
2021 1 1 2
Employees
Contractors

** Data restated to exclude discontinued South African operations*

Fatal injury frequency rate*
(per million hours worked)


2017 0.00
2018 0.03 0.02
2019 0.00
2020 0.05 0.03
2021 0.04 0.02 0.03 RA
Employees
Contractors

**Data restated to exclude discontinued South African operations*

High-potential incidents*
(Actual number)


2017 95
2018 59
2019 66
2020 77
2021 91
Employees
Contractors

** Data restated to exclude discontinued South African operations*

PROTECTING AND DEVELOPING OUR PEOPLE AND COMMUNITIES

Addressing employee and community health

The health of our employees and communities is central to our business.

Prioritised SDG

3 GOOD HEALTH AND WELL-BEING

Our approach is driven by the broad occupational, environmental and social determinants of health, given the close relationship between employee and community health.

The COVID-19 pandemic continued to challenge our ability to operate safely and productively. The emergence of multiple variants presented cyclical surges of disease on our operations, and resulted in a continued focus at communicating non-pharmaceutical controls to employees and their families and facilitating prompt access to vaccines as they become available.

Our health and wellness strategy aims to create line management accountability for employee and community health. It emphasises broad proactive risk management beyond our site boundaries to manage short- and long-term adverse health impacts. Our strategic objectives are to prevent harm from our occupational environments and to optimise employee fitness and well-being so that our employees can perform their duties optimally.

Our strategy focuses on predictive leading indicators to identify and address problem areas; implementing a common operating system and processes; appointing adequately skilled, competent and responsive people; and ensuring proactive and comprehensive risk management. We are introducing information and knowledge management systems in this area and are ensuring there is effective information, education and communication on health risks as well as continuous monitoring, assurance and evaluation.

We conduct systematic assessments and mitigation programmes for occupational and community health risks and impacts between the mine and our communities through baseline occupational hygiene assessments, as well as community health baselines and impact assessments. We use bow-tie risk analysis to identify, prioritise and develop critical, higher-order and evidence-based control plans. This facilitates the implementation of critical control management principles for health risk.

RISK MANAGEMENT

Our health risks vary based on occupational environments and the status of community health systems. All operations conduct quarterly risk reviews on a comprehensive set of standardised occupational and non-occupational risk categories and adjust their response plans as necessary.

COVID-19

The COVID-19 pandemic exposed risks associated with shortages of critical or essential staff, including as a result of travel restrictions, and sometimes overwhelmed public and private health systems. This has potential implications on the ability to respond effectively to medical and even mine-related non-COVID-19 emergencies. The pandemic also elevated certain risks, and demanded the active management of mental health issues and chronic non-communicable diseases that increase the risk of severe disease and potential death. Mental health programmes have been undertaken to focus on preventative interventions, including proactive awareness and information programmes as well as resilience tools that complement the already existing curative-focused Employee Assistance Programmes (EAPs).

The pandemic has provided a favourable environment to collaborate with social partners and contribute to strengthening community health systems and improving residual negative social health impacts. African mines still face high burdens of communicable diseases like malaria and HIV/AIDS in the workforce, and remain partially reliant on external critical skills in areas such as occupational hygiene and emergency medicine. It is also often challenging to access optimal medical services in-country.

We continued to track and monitor the pandemic closely through our bi-weekly, group-wide, multidisciplinary risk update and reporting processes adjusting strategies, guidance documents, preventative controls and risk management processes accordingly. Vaccination coverage is increasing gradually as access to vaccines improves globally.

Key health priorities being addressed through this critical control management process include exposure to noise; silica dust; chemical agents like diesel particulate matter; welding fumes and lead; infectious diseases like malaria, HIV, TB and COVID-19; non-

communicable diseases like mental health conditions, circulatory, heart and metabolic diseases; and ergonomic risks leading to musculoskeletal diseases.

UPDATED HEALTH STANDARDS AND RISK MANAGEMENT

In line with our health and well-being strategy, which includes strengthening governance and assurance systems and processes to avert long- and short-term risks and impacts, we are adopting a suite of updated health standards based on systematically identified major health risks or hazards. These standards are important to the introduction of critical control principles to manage health risk, where applicable.

All health standards now include gender and other applicable diversity considerations for health risk management and controls. There are specific requirements for gender and cultural or other diversity-related considerations in the planning and design of gender-sensitive facilities, equipment and personal protective equipment.

The health and safety section of our *Risk Management Guideline and Risk Matrix* was reviewed and updated to integrate health and hygiene consequence definitions and classification metrics into the initially safety-heavy approach to risk consequence classification.

The pandemic and its restrictions continued to pose significant challenges to the practical aspects of the remote occupational hygienists' training programme that was developed with, and accredited by, the Minerals Council South Africa and the University of the Witwatersrand in Johannesburg. This programme aims to build critical occupational hygiene skills locally to reduce reliance on expatriate occupational hygiene personnel in Africa.

We introduced leading indicators to enhance the disease-based KPIs to ensure all operations continue to advance towards the elimination of occupational exposures to noise and silica dust. All operations have strengthened their occupational hygiene monitoring programmes and managed to achieve more than 70% of their monitoring schedules. Our operations have also met all targets set towards creating critical control registers and plans for at least six priority health hazards. We strengthened our efforts to cut hazardous occupational exposures and standardised our approach to setting baselines against which reduction targets will be measured. For example, our participation in the Innovation for Cleaner, Safer Vehicles initiative assisted in advancing our efforts to reduce diesel particulate matter exposure and improve air quality.

PUBLIC HEALTH INITIATIVES

We continued to collaborate closely with sustainability colleagues at sites to support community-based health initiatives and projects. Information and awareness initiatives continued for COVID-19 prevention and vaccination. African operations focused on other key programmes, including chronic disease and cancer screening outreach and malaria programmes.

Case study: Australia understands how healthy minds lead to healthy mines (*https://www.aga-reports.com/21/sr/case-studies/australia-healthy-minds-healthy-mines/*)

Three out of four malaria programmes in our African operations were delayed due to national and international focus on COVID-19. Our world-class Ghana malaria programme sprayed over 1 million structures, protecting more than 1,300,000 people against malaria, creating 1,300 temporary jobs in local communities. This programme is a public-private partnership initiative that started after the successes of the initial AngloGold Ashanti-led community malaria programme.

The programme was recognised by the Ghanaian government and nominated to receive a Global Fund grant to expand its activities. In 2021, the programme operated in 16 districts of Ghana as well as 45 national prisons. Based on its strong performance, the programme secured additional funding from the Global Fund to continue its work in these 16 districts from 2021 to 2023. We also continued to use our malaria spraying platforms to support COVID-19 environmental hygiene initiatives at both Obuasi and Iduapriem. This programme received financial support from both AngloGold Ashanti and the Global Fund.

New cases of silicosis
(number of new cases)


2017
107
2018
47
2019
19
2020
6
2021
0
RA

Noise-induced hearing loss (NIHL)
(number of employees)


2017
132
2018
39
2019
20
2020
17
2021
5
RA

All occupational disease frequency rate (AODFR)
(per million hours worked)


2017
7.03
2018
3.29
2019
1.37
2020
0.80
2021
0.08

Case study: AngloGold Ashanti Ghana promotes health in the community (*https://www.youtube.com/watch?v=fNYAxdEnbtU*)

PROTECTING AND DEVELOPING OUR PEOPLE AND COMMUNITIES

Contributing to resilient, self-sustaining communities

AngloGold Ashanti's foundation in community relations is built on mutual respect, transparency and trust.

Prioritised SDGs 10 Reduced inequalities; 11 Sustainable cities and communities; 16 Peace, justice and strong institutions

Our activities are guided by our Social Performance Management framework, which includes our Community Relations Policy and its supplementary management standards and Guidelines, all of which are found in our *Code of Business Principles and Ethics*.

Our community relations approach – aimed at securing and maintaining our SLO is based on inclusive stakeholder engagement, proactive and timeous impact management, and benefit management.

Respecting the rights and customs of all stakeholders is key to respecting human rights in and around our concessions. We engage with a broad cross section of community members and leadership, including traditional leaders, local and national government, women's groups, youth and people with disabilities, civil society, and indigenous communities in and around our operational areas.

All sites have Stakeholder Engagement Plans. These are based on detailed annual stakeholder mapping processes and are guided by our Stakeholder Engagement Management Standard, which is aligned with IFC Performance Standard 2.

We monitor our SLOs by tracking our level of acceptability, legitimacy and trust within our local and host communities. In 2021, we introduced an SLO assessment matrix to assess each operation and identify shortcomings and areas for improvement. The results showed an encouraging trend in partnerships and improving trust levels across the Group.

Despite disruption caused by the COVID-19 pandemic, we made progress on several initiatives:

- Using NGO Search for Common Ground to enhance engagement processes at Siguiri
- Maintaining strong relationships with indigenous communities around our Australian operations
- Perception surveys in seven municipalities in Brazil showed improvements in social, economic and environmental contributions



Siguiri

- Key engagements were held with external and institutional stakeholders as we built relationships during a delayed permitting process at Quebradona
- Meetings were held at Iduapriem with stakeholders, including traditional and other leaders of the Teberebie community, as we sought to strengthen partnerships and communication around economic development projects
- Intensive stakeholder engagement with regional, municipal and traditional leadership at Siguiri resulted in the signing of the Block 2 Memorandum of understanding (MOU) for the Foulata Communities
- Siguiri's management met with the local Djelitomba or "Association of Griots", who play an essential role as traditional communicators, having conveyed messages and resolved community conflicts for centuries
- At Geita, we signed the MOU detailing corporate social responsibility projects for implementation in 2021/22 with the Geita district and town councils

- At Corporate Office, we explored measures on addressing mental health challenges in the health profession. This resulted in a partnership with Foundation for Professional Development (FPD) to provide mental health resilience training for 500 health professionals in South Africa

MITIGATING CURRENT AND LEGACY IMPACTS

We understand that our activities can have negative impacts on communities and that these must be addressed fairly and openly. Our approach to social impact management dictates that operational management processes and systems are relied upon to identify and mitigate past, current and future impacts. These consider external factors such as changing socio-political and economic contexts, societal expectations and community concerns. All AngloGold Ashanti sites are also expected to avoid or, where not possible, minimise and mitigate their impacts on local communities through project designs and management plans.

Grievance mechanisms available in all our sites and accessible to local communities are critical to implementing and managing this process. These mechanisms are guided by our Management Standards on *Complaints and Grievances*, and *Community Incident Management*, both of which are aligned with the International Finance Corporation and the UN's Guiding Principles on Business and Human Rights (UNGPs).

All complaints and grievances lodged with the Company are managed on iSIMS, a platform that provides transparency when recording, investigating and mitigating impacts, and reporting and resolving complaints. Most of the complaints lodged with our operations are related to mining impacts on communities. We have initiated joint monitoring forums like the Blasting Monitoring Committees to inclusively manage these impacts. We aim for a 100% closeout rate on grievances within 30 days.

Complaints and grievances in 2021 LA

Country	Operation	Complaints and grievances received	Number of complaints and grievances as at 31 December 2021
Brazil	Cuiabá	81	3
	CDS	149	5
	MSG	26	0
	Country Manager	49	2
Colombia	Quebradona	3	1
Tanzania	Geita	4	3
Guinea	Siguiri	49	12
Ghana	Obuasi	20	10
	Iduapriem	66	12
TOTAL		**447**	**48** [1]

Note: There were no complaints and grievances reported in operations not included in this table.

[1] *It should be noted that the table reflects unresolved cases as at the end of 31 December 2021.*

Case study: Geita builds essential high schools in Tanzania (*https://www.aga-reports.com/21/sr/case-studies/geita-builds-high-schools/*)

Case study: Transformation fund supports businesses in Colombia (*https://www.aga-reports.com/21/sr/case-studies/colombia-transformation-fund/*)


CONSTRUCTED BY

Iduapriem

REPORTING ON OUR MATERIAL ISSUES CONTINUED

Management of community incidents have a direct impact on our SLO and require careful management and timeous closure. Community incidents can be self-reported through iSIMS or reported by third parties through each site's complaints and grievance mechanisms. All community incidents are managed in line with AngloGold Ashanti's Incident Management Standard, which classifies incidents according to severity. In 2021, 12 community incidents were reported. These were predominantly "community opposition events" related to the intrusion of illegal miners on active mining areas in Siguiri and the impact of the mine's activities on the communities in Siguiri and Obuasi. One of these was classified as a major community incident, where community members at Siguiri disrupted mining operations for several days due to a disagreement with the implementation of the mine's localisation programmes. Refer to the *2021 ESG and Sustainability Data Workbook*.

SA LEGACY PROJECTS UPDATE

In 2021, AngloGold Ashanti's legacy projects implementation timeline was delayed, pending the implementation of the new Operating Model and a review of the project scope. We remain committed to the implementation of legacy projects in South Africa to ensure a lasting benefit to our former host and labour-sending communities.

RESPONSIBLE LAND ACCESS AND RESETTLEMENT

Land is a critical resource for both our operational requirements and our communities, for whom it provides livelihoods and links of cultural significance, among other things. Mine expansion may require resettlement of households and livelihood restoration. Displacement and relocation in connection with our mining activities is a sensitive and complex challenge we address consistent with international best practice. Our *Land Access and Resettlement Standard*, in line with the IFC Performance Standard 5, guides our approach for responsible land access and resettlements. AngloGold Ashanti remains committed to avoid resettlements wherever possible.

Land-related actions and developments in 2021

Brazil Mineração	92 land invasions at Nova Lima and Raposos, down from 112 in 2020 due to establishment of a multi-stakeholder partnership (including government); voluntary resettlement project at Santos Reis community made steady progress with 45 of 51 families now occupying their new homes
Geita	Assessment and evaluation of life-of-mine land requirements; sustainable land-use plan developed, engagements with authorities ongoing
Siguiri	Land was acquired for the Block 2 mine expansion project and project affected persons (PAPs) were compensated for construction of 53km haul road in Block 2; no resettlement of households was required for the project
Siguiri	As part of IFC's Compliance Advisor Ombudsman conciliation process for Area 1 resettlement, an independent resettlement specialist study was undertaken in late 2021. Identified gaps are being verified and remedial actions will be developed and implemented
Iduapriem	The implementation of the Beposo TSF and RWD resettlement action plan progressed. Compensation payments were distributed to project-affected persons and 121 out of 218 replacement houses were constructed
Quebradona Project	Livelihood monitoring and restoration programmes are being implemented with support of INSUCO for 13 social units of properties required by the project



Geita

CULTURAL HERITAGE AND SACRED SITES PROTECTION AND PRESERVATION

Our values enjoin us to respect the culture, heritage and customs of our host and local communities. In culture and heritage management processes, our adherence to legal commitments, international standards of good practice, and our management standard, are priorities.

Our *Cultural Heritage and Sacred Sites Standard*, *Indigenous Peoples Standard*, and *Human Rights Standard* were designed to enable us to partner with our communities, including indigenous communities. These standards guide us in identifying, respecting, protecting, and preventing the unauthorised or undesired disturbance of cultural heritage assets by our business activities.

All AngloGold Ashanti operations have dedicated culture and heritage management processes in line with legal requirements. In 2021, we initiated the development of a culture and heritage module on the iSIMS platform to enhance our cultural heritage databases and information systems and better integrate cultural heritage considerations into our mine planning processes.

Culture and heritage actions during 2021

Siguiri	Dedicated cultural heritage management plan developed and being implemented for Block 2 road project using external cultural and heritage specialists. Principles of FPIC and ICMM's Position Statement is the basis for the plan and the relocation of sacred sites
Iduapriem	A new site for the Teberebie cemetery was established with the involvement of local stakeholders and a management plan was developed to improve access to the old site
Quebradona	Archaeological artefact discovered at exploration site in Jericó and reported to the mayor and director of the Maja Museum. Legal process to protect and place the items in local museum initiated
Australia	In Queensland, negotiations for a Heritage Agreement have commenced, with ongoing consultation and discussions with the Cape York Land Council (CYLC) and the Native Title Party, the Olkola claimant Group

SOCIO-ECONOMIC CONTRIBUTIONS

A key focus of our SLOs are our contributions to the development of local and host communities. We continued to engage with stakeholders in the implementation of our Socio-economic development plans, guided by the *Socio-Economic Contribution Standard*, and invested $18m in community investment projects in the areas of education, social infrastructure, income generation initiatives and health.

Some highlights of our contributions included:

- **Tanzania:** At Geita, the Corporate Social Responsibility Plan MOU 2020/21 was signed between the mine, the Geita Town Council and the Geita District Council as required by the Tanzanian Mining Act
- **Ghana:** At Obuasi, we started to develop a 10-year socio-economic development plan that includes input from local government, traditional authorities and communities
- **Australia:** Supported new and ongoing youth/education programmes and initiatives aimed at encouraging indigenous youth to participate in primary and secondary schools programmes
- **South Africa:** The corporate office partnered with PROTEC to deliver mathematics and science programmes at three schools in the Diepsloot informal settlement in Gauteng province. Two scholarships were awarded to the top performing female and male students

Employee volunteer activities continued across the Group. In Brazil, employees volunteered in seven host communities and there were 90 voluntary participants in more than 18 initiatives. This amounted to more than 167 hours and more than 1,604 people benefited.

We continued to support our communities in addressing COVID-19 by enhancing their capacity to respond to the pandemic. Some of the COVID-19 interventions implemented in 2021 include:

- **Brazil:** Oxygen cylinders supplied to hospitals in Nova Lima, Sabará and Santa Bárbara
- **South Africa:** 1,000 OxEra respiratory devices were donated to various hospitals in Gauteng province
- **Colombia:** 10,000 Sinovac vaccines were procured to inoculate employees, contractors and family members. Quebradona donated oxygen cylinders to the Fredonia Hospital
- **Ghana:** At Iduapriem, a fully-equipped 20-bed Communicable Diseases Unit was handed over to the Tarkwa Nsuaem Municipality for the Apinto Government Hospital. The facility will serve as an isolation centre for the management of COVID-19 cases in the municipality. Medical supplies were also donated to the hospital
- **Tanzania:** At Geita, we supported an awareness seminar on COVID-19 for health specialists and journalists from various local media houses, aimed at encouraging vaccination against COVID-19

REPORTING ON OUR MATERIAL ISSUES CONTINUED

INCLUSIVE EMPLOYMENT AND PROCUREMENT

AngloGold Ashanti makes every effort to procure goods and services from local business and has held various briefing sessions to guide potential suppliers on how to participate in our supply chain. We provide guidance in the areas of governance, compliance with legal and regulatory requirements, recording and transparent reporting of our payments and funding activities, and honest and open engagements with our stakeholders. In 2021, $2.4bn was spent on local procurement, or 91% of the total procurement budget.

Wherever possible, the employment of local people is aligned to our localisation strategy and is vital to ensuring tangible value from our operations is shared with our host countries and communities. We have a number of local content and skills development programmes and have introduced community employment procedures at some sites to further increase local participation in our workforce.

INCREASING THE EFFECTIVENESS OF SYSTEMS AND GOVERNANCE PROCESSES

The introduction of the new Operating Model will require we update our Community Management Policy and Management Standards. A review process will be initiated during 2022 to align our standards to the new Operating Model. In 2021, we continued to rely on the Combined Assurance Review programme to track our social performance and assess compliance to our community management standards.

The Community Information Management System (CIMS) was merged into the new iSIMS during the year. This platform serves all of our sustainability disciplines and enables integrated operational risk management and key performance indicators at Group, business unit and operational-level reporting.

OUR PERFORMANCE

Community incidents
(number)


2017 17
2018 26
2019 32
2020 21
2021 12

93% LA

Proportion of spend on local suppliers (2020: 82%)

Total procurement spend
($ billion)


2017 2.29
2018 2.06
2019 2.05
2020 2.58
2021 2.65

Community investment (excludes joint ventures)
($ million)


2017 24.05
2018 22.25
2019 27.69
2020 20.59
2021 18.11 RA

PROTECTING AND DEVELOPING OUR PEOPLE AND COMMUNITIES

Respecting and upholding human rights

AngloGold Ashanti has a responsibility to respect human rights and, where practically possible, to leverage its position and influence to ensure that state actors protect human rights.

Prioritised SDGs: 10 Reduced inequalities; 11 Sustainable cities and communities; 16 Peace, justice and strong institutions

Our values are underpinned by a respect for human rights and are enshrined in our Human Rights Policy. AngloGold Ashanti is committed to the UNGP and other international initiatives, including the UNGC and the Voluntary Principles on Security and Human Rights (VPSHR). We also work to ensure that our broader governance is human rights compliant, recognise our responsibility to respect human rights with regards to all our operations and communities, and respect the laws of the countries in which we operate.

The implementation of proper human rights due diligence (HRDD) processes underpin our commitment to the UNGP and ensure effective management of human rights risks. The implementation of our HRDD processes, which includes internal HRDD and SLO assessment tools, supports AngloGold Ashanti's values to "uphold and promote fundamental human rights where we do business" and to "contribute to building productive, respectful and mutually beneficial partnerships in the communities in which we operate".

The ongoing refinement of appropriate methods of redress, through a properly functioning set of grievance mechanisms, remains a priority.

AngloGold Ashanti does not condone any form of human rights abuse. If staff or contractors become aware of human rights violations or related allegations in or around our sites, they are required to take steps to ensure a proper response, including using relevant reporting mechanisms. Where allegations involve contractors or suppliers, the company is given an opportunity to respond and provide evidence against the allegations. AngloGold Ashanti will work with the company to take action, which may include termination of service and contract. AngloGold Ashanti will also, where appropriate, work with appropriate authorities to investigate allegations of human rights violations and seek resolution.

Our Human Rights Framework is based on the critical foundation of our Human Rights Policy, Human Rights Standards and Human Rights Guidance documents, which are available on our *website*.



Iduapriem

The starting point for AngloGold Ashanti's human rights work is the risk management process. Cutting across disciplines and the entire project life cycle, the human rights risk assessment process forms part of the Group enterprise risk management system. The HRDD process forms a critical part of this system.

Training and communication ensure that AngloGold Ashanti employees, contractors and suppliers, communities and governments understand what human rights are, what they mean in the context of mining, and what their responsibilities are in this regard. Awareness-raising is critical, and every employee should be able to act as an advocate and ambassador for human rights.

Central to the AngloGold Ashanti Human Rights framework are robust and credible grievance mechanisms. These operate at every level of the Company, from community liaison offices to site and Group-level tools. The speedy recording, investigation and resolution of grievances is a priority.

Responsible sourcing is the central component of human rights in our supply chain. This includes modern slavery, along with how supplier and contractor employees are treated, and the supplier's own approach to human rights. We published our first *Modern Slavery Statement* in 2021.

REPORTING ON OUR MATERIAL ISSUES CONTINUED

RIGHTS OF INDIGENOUS PEOPLE

Our policy is in line with international standards and treaties in the area of indigenous peoples' rights. We align with the ICMM Position Statement on Indigenous Peoples and the International Finance Corporation's Performance Standard 7 on Indigenous Peoples. Understanding and respecting for the values, traditions, and cultures of the local and indigenous communities in which we operate is ingrained in our values.

We strive to ensure that we always respect the human rights of indigenous people and uphold the highest levels of respect for their social, economic, and environmental concerns, guided by our Human Rights Framework and Indigenous Peoples Management Standard.

As a result, the principles of free, prior, and informed consent (FPIC) are widely used in our dealings with host communities and indigenous peoples, with a strong emphasis on good faith negotiations.

We have developed a strong level of trust and cooperation with the traditional owners of the land where we operate. Our commitment to indigenous peoples' rights is also supported by our Cultural Heritage and Sacred Sites Management Standard. Six indigenous-owned enterprises in Australia continued to provide a variety of services in 2021. Carey Mining, Australia's largest privately-owned indigenous mining and civil contractor, which has had significant ties with AngloGold Ashanti for more than two decades, remains a vital service supplier to our business.

OUR PERFORMANCE

Number of reported human rights incidents under VPSHR
(number)


2017 3
2018 0
2019 0
2020 0
2021 0

100%

security personnel trained in the organisation's human rights policies and procedures RA

Number of human rights allegations under VPSHR
(number)


2017 2
2018 1
2019 3
2020 0
2021 2 LA

New suppliers screened in 2021 RA

	%
Using labour practices criteria	87
Using human rights criteria	87
Using environmental criteria	87
Using impact on society criteria	87

PROTECTING AND DEVELOPING OUR PEOPLE AND COMMUNITIES

Integrated talent management

People lie at the heart of AngloGold Ashanti and 2021 saw our new CEO move to build an increasingly efficient, flexible and sustainable organisation to secure the future growth and prosperity of the Company.

Prioritised SDGs

5 GENDER EQUALITY | 8 DECENT WORK AND ECONOMIC GROWTH | 10 REDUCED INEQUALITIES

Central to this is a restructuring undertaken at the end of 2021, to put in place an organisational structure to support our new Operating Model. This involved careful management to ensure we have the right individuals, in the right place, doing the right work.

This restructuring involved introducing the new Operating Model and its supporting organisational structure to new business units, functional support roles, mandates, reporting lines and systems. At the time the organisational restructuring took place, we had started a culture and values transformation journey with a strategic intent to create an inspiring work environment for our people to ensure the delivery of sustainable business goals.

We relocated our corporate office in Johannesburg to Rosebank, a developing business district north of the downtown area with distinct advantages for employees over our former location. During all of this change, our staff demonstrated great resilience, especially since we were in the midst of the ongoing COVID-19 pandemic.

NEW OPERATING MODEL AND PROJECT THRIVE

In 2021 we launched Project Thrive with the aim of structuring the Company in the best way possible to ensure its long-term success. As part of the project, which aims to streamline the organisation and bring significant efficiencies, we introduced a new Operating Model. This is now being embedded through all our regions and operations across the Group. We have updated role descriptions and made clear role accountabilities. KPIs have been better aligned and we will hold functional clarity workshops in 2022.

Functional support roles that used to reside at three or four places in the Company now sit in two. As a result of the restructuring, we reduced the number of roles, particularly those located in the central function structures.

We limited retrenchments by offering early retirement and voluntary severance packages late last year. It was a challenging time for many, and Human Resources and Group Communications worked to ensure that employees were well informed through the process and that support was provided.

In South Africa, we ran a series of town halls and further information – in the form of employee briefs, presentations and updates on the new structure – was issued group-wide.

The workforce transition process was rolled-out in line with the applicable regulatory requirements of the various countries in which we operate. We worked to provide a meaningful consultation process and considered, among other things, ways in which we could minimise the number of potential retrenchments and options to mitigate the adverse effect of any potential retrenchments.

Employee consultations took place in a genuine and procedurally fair way and decisions were made without bias and grounded by our core organisational values. Key to this process was treating people with dignity and respect.

Employees were urged to contact their respective Executive and Human Resource Business Partners when, and if, they needed support and information.

We understood that the process could cause anxiety and we set up an onsite counselling service at our corporate office and offered other aspects of employee support, such as continuing to offer further counselling services through our partnership with Careways / Life Employee Health Services.

We continued to offer our longstanding employee support options at our corporate office where employees could, and can, contact Careways – available 24 hours a day seven days a week – for assistance using a toll-free number, or by contacting the national care centre. People can also SMS, email or use WhatsApp to contact a counsellor.

TALENT MANAGEMENT

AngloGold Ashanti acknowledges that effective talent management practices are important to ensure the long-term sustainability of our operations and our global competitiveness. We have made important strides in strengthening talent management practices in line with industry and global best practices.

A comprehensive talent and succession planning guideline was developed, including standards and toolkits, to ensure a consistent approach across business and to equip line managers to make effective talent and succession decisions. The Group talent team worked with regional and functional human resources teams to run capacity-building sessions with line managers to introduce the new guideline.

REPORTING ON OUR MATERIAL ISSUES CONTINUED

One of the most significant enhancements to the 2021 talent and succession review process was the reintroduction of levels of work used in the determination of successor potential and readiness levels. In line with this, we have strengthened our approach in successor capability building into senior roles for purposes of effectively identifying successors for critical roles and to address development gaps to ensure professional growth and career progression of successors. This was complemented by a focused drive to ensure manager once removed (MOR) discussions took place during the year to strengthen the engagement of talent and to ensure the execution of planned development interventions and readiness of talent (i.e. 91% of Executive Committee successors participated in MOR discussions).

The 2021 talent and succession review process resulted in a succession coverage of six successors per role for all roles at stratum IV level and higher across various readiness levels ranging from ready now to three to five years. There is also a respectable age distribution among successors, with 52% of successors in the age 40-49 years of age category and 36% between 50 and 59 years.

Due to the changing future of work and evolving learning and development landscape, we are leveraging virtual learning to meet the need for continuous learning and professional growth of our employees. An online learning and development platform was piloted to provide learning and development interventions on demand.

DIVERSITY AND INCLUSION

AngloGold Ashanti remains committed to creating a diverse and inclusive workforce, aligned to the UNSDGs (SDG 5, 8 and 10) and the UNGC. Leadership teams are responsible for the delivery of diversity targets, which better enable the organisation to achieve its goals. In this regard there are clearly defined priorities and actions for the next two to five years, with associated implementation guidelines to ensure diversity and inclusion objectives are embedded in all processes.

Diversity and inclusion assessments

Regional assessments were conducted to better understand the barriers and challenges to increased diversity and inclusion that exist on mine sites. The findings from the assessments remain our compass to guide the application of our diversity and inclusion principles across our operations through our Global Women's Forum and Global Diversity and Inclusion framework to foster the empowerment of all staff irrespective of race, gender, ethnicity, religion, and sexual orientation.

To address the findings of the regional assessments, we have:

- Conducted unconscious bias workshops for the board, the Executive Committee and all senior leaders across the organisation
- Established Diversity Committees across our operations
- Reviewed and updated our *Sexual Harassment Policy*
- Shared successes through networking, including through annual diversity and inclusion conferences and a new *Diversity and Inclusion portal*
- Participated in the Bloomberg Gender Equity Index to benchmark progress and achievements

While there has been a reduction in the total average number of employees over the years due to strategic business decisions, the Company has remained focused on ensuring that the diversity and inclusion profile of the workforce is not significantly affected by the ongoing strategic changes in the organisation.

OUR PERFORMANCE

Board gender representation
(number)


%
Male 64
Female 36

Total average number of employees*
(number)


2017 51,480
2018 44,249
2019 34,263
2020 36,952
2021 30,561

** Includes South African operations to date of sale*

Executive management gender representation
(number)


%
Male 67
Female 33

Training and development expenditure
($ million)


$m
Americas 3.09
Australia 1.64
Continental Africa 2.38



PROTECTING AND DEVELOPING OUR PEOPLE AND COMMUNITIES

Addressing artisanal and small-scale mining

Artisanal and small-scale mining (ASM) occurs where individuals or, increasingly, organised groups mine informally and sometimes illegally, often on or near sites belonging to large-scale mining companies, including AngloGold Ashanti.

Prioritised SDGs: 1 No Poverty; 8 Decent Work and Economic Growth; 16 Peace, Justice and Strong Institutions; 17 Partnerships for the Goals

The health, safety, social and environmental hazards associated with unregulated ASM and illegal mining on, or around, our tenements are significant, and mostly not within our direct control. Addressing them requires a collective response from large-scale mining companies, governments, communities, civil society and international multi lateral bodies.

There are a range of factors contributing to the growth of ASM and illegal mining across areas of the developing world endowed with large gold resources, including high gold prices, the impact of climate change, loss of traditional livelihoods, political instability, and the devastating consequences of the COVID-19 pandemic. We continue to advocate for increased efforts to find alternative livelihoods wherever possible for those engaged in illegal mining and ASM, while also recognising the importance of supporting the formalisation of ASM wherever possible, to help regulate and mitigate this activity for the countless number of people engaged in it.

At Siguiri, illegal mining activities on and around our concessions continue, with anecdotal evidence suggesting a continued influx of people from neighbouring areas within and outside of Guinea seeking income from ASM. We continue to work with local and regional authorities, community leaders and other stakeholders to assist in mitigating or reducing this risk to communities and our operations. We also facilitated the initiation of an ASM formalisation project at Siguiri in 2020. We introduced a third-party ASM expert to coordinate this initiative, which will be led by the Guinea Government with our full support. As a result of COVID-19 and the changes in government, the project launch has been delayed. We are hopeful it will resume in 2022.

Fatalities to community members engaged in illegal activities
(number)


2017 33
2018 37
2019 25
2020 17
2021 26*

** These fatalities are as a result of illegal activities on our concession. In one tragic incident in Q2 at Siguiri in a remote, non-operational area on our concession not directly under our control, ASM activities led to a fall of ground resulting in 15 fatalities.*

Injuries to community members engaged in illegal activities
(number)


2017 18
2018 9
2019 20
2020 59
2021 6

ENVIRONMENTAL STEWARDSHIP

AngloGold Ashanti's Environment Policy is supported by a set of environment management standards and articulates our commitment to avoiding, minimising and mitigating the impact of our activities on the environment and to proactively managing risks to air, land, biodiversity and water resources during the mining lifecycle.

Senior operational managers are responsible for ensuring operations comply with their respective regulatory and permit requirements, as well as our Environmental Management Standards. Day-to-day management is enabled by site-level Environment Management Systems that are externally certified to the ISO 14001:2015 Standard. Assurance of site-level performance against the Environment Management Standards is undertaken on a rotational basis by teams of functional specialists from the corporate office.

Our environmental management work extends well beyond the issues identified in this report of climate and energy, water and tailings. Key 2021 data on the management of materials, hazardous waste, biodiversity and acid rock drainage is provided in our ***2021 ESG and Sustainability Data Workbook***.

Environmental incident rate
(number of incidents per million tonnes mined)


2017
1.43
2018
1.43
2019
1.25
2020
1.51
2021
1.53

ISO 14001:2015 certification:

92%

ICMC certification:

91%

ENVIRONMENTAL STEWARDSHIP

Managing our tailings storage facilities

AngloGold Ashanti has committed to implement the Global Industry Standard on Tailings Management (GISTM) at all tailings storage facilities (TSFs).

Prioritised SDG

15 LIFE ON LAND

In total, 22 tailings storages facilities are classified as "very high" and "extreme". The balance of our TSFs will be compliant with the GISTM by August 2025.

The GISTM complements AngloGold Ashanti's Tailings Management Framework that clearly sets our principles, standards, guidelines and accountabilities for the construction, management and oversight of TSFs. This framework focuses on the sound management of all phases of the TSF lifecycle and recognises that each TSF is unique, with no single design or operating technique that can be adopted universally.

In response to changes in legislation in Brazil following the failure of the Brumadinho TSF in Brazil in 2019, AngloGold Ashanti is transitioning to filtered or dry tailings stacking at all our Brazilian operations in advance of the legal deadline for mandatory decommissioning of existing TSFs.

We conduct external TSF reviews in Brazil and have established Independent Tailings Review Boards (ITRBs) for our African and Australian operations, which have reviewed TSFs at Obuasi, Iduapriem, Geita, Tropicana and Sunrise Dam. We have not yet set up ITRBs for our South American operations.

Case study: Serra Grande achieves full conversion to filtered tailings (*https://www.aga-reports.com/21/sr/case-studies/serra-grande-conversion-filtered-tailings/*)



Iduapriem

ENVIRONMENTAL STEWARDSHIP

Addressing climate change and energy use

Climate change is one of the critical global challenges of our time, with the potential for significant impact on the world's economic and financial systems.

Prioritised SDGs 12 Responsible consumption and production 13 Climate action

AngloGold Ashanti aims to be proactive and transparent in our work to identify and minimise the current and future climate risks to our operations and business and to chart a pathway to net zero Scope 1 and 2 greenhouse gas emissions by 2050.

Coinciding with the COP26 climate conference in Glasgow and together with members of the ICMM, which represents about a third of the global mining and metals industry, we re-committed to a goal of net zero Scope 1 and Scope 2 GHG emissions by 2050. This supports the Paris Agreement's objectives to limit the increase in global average temperature to less than 2°C above pre-industrial levels and pursue efforts to limit the increase to 1.5°C.

In 2020, our newly established Climate Change Working Group initiated work to update our climate change response, and in late 2021 we published our first TCFD-aligned Climate Change Report which frames our refreshed Climate Change Strategy.

The Climate Change Strategy, approved by the board in November 2021, seeks to embed the management of physical risks, transition climate risks, and climate change-related opportunities into our strategic and operational planning processes.

Our climate work is further underpinned by a framework that aims to improve our climate maturity along four pillars, aligned to the TCFD themes, namely governance, strategy, risk management, and climate metrics and targets. The Climate Change Report summarises our climate actions to date, including the key initiatives taken since 2008, which contributed to the ~48% reduction in our portfolio's absolute GHG emissions by the end of 2020. It also discusses the carbon pricing transition risk work completed for each of our operations, and provides a summary of the physical climate risks for each operational mine and major projects.

The year saw the development of baseline energy and carbon emissions models for the 2022 Level 1 life of mine plans. This required each site to map out and quantify the individual



Kibali

energy inputs needed to deliver on the business plans for each operational mine, up to 2030. It further enabled forecasting baseline carbon emissions and testing the potential effects of energy efficiency and energy switching initiatives for individual operations, and the Company as whole. Extension of the model to beyond 2030, reflecting Level 2 and Level 3 life of mine plans, permits longer-term emissions forecasting, and building a pathway to net zero greenhouse gas emissions.

During 2021, Promethium Carbon undertook a comprehensive estimate of our Scope 3 GHG emissions on an operated asset basis. Approximately 92% of the estimated ~808kt of Scope 3 GHG emissions were attributed to just two of the 15 GHG Protocol Categories; Purchased Goods and Services and Fuel and Energy Related activities. Reducing Scope 3 GHG emissions, which comprises approximately ~37% of our total 2021 GHG emissions, requires a collective effort with value chain partners and this first comprehensive assessment provides a useful foundation for further action.

The year in review was our first full 12-month period without our former South African operations and saw our absolute Scope 1 and 2 GHG emissions drop to 1.38MT, a 41% reduction, compared to 2020 and ~69% reduction in absolute Scope 1 and 2 GHG emissions compared to our baseline year in 2007. Comparatively, our 2021 direct and indirect energy consumption was only 14% lower than in 2020. The carbon intensity of our energy mix, a new metric we are tracking relative to a basket of peers and one which measures how clean our energy mix is, has been reduced to ~63 Kilograms of CO_2e emitted per GJ of energy, which, compared to 2020, is a 31% improvement. Find further detail on our climate performance in the *Climate Change Report 20/21*.

OUR PERFORMANCE

GHG emissions
(kilotonnes)


2017 3,953
2018 2,571
2019 2,570
2020 2,337
2021 1,380 RA

GHG emissions intensity
(kilograms of GHG per tonne treated)


2017 46
2018 32
2019 32
2020 33
2021 31 RA

Energy consumption
(petajoules)


2017 29.76
2018 25.38
2019 26.32
2020 25.57
2021 22.04

Energy intensity
(gigajoule per tonne treated)


2017 0.35
2018 0.32
2019 0.33
2020 0.37
2021 0.50 RA

Combined Cumulative Scope 1 and 2 GHG emissions intensity


kg of GHG per tonne treated
Target of -30% by 2022 (41.3kg/TT)
70
60
50
40
30
20
10
0
-47%
59 60 60 61 58 54 45 43 45 48 46 32 32 33 31
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021

Combined Cumulative Scope 1 and 2 absolute GHG emissions
(Million metric tonnes)


5
4
3
2
1
0
-69%
4.5 4.5 4.5 4.5 4.3 4.5 4.6 4.6 4.2 4.0 4.0 2.6 2.6 2.3 1.4
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021

ENVIRONMENTAL STEWARDSHIP

Managing and conserving water

Responsible water stewardship is vital for AngloGold Ashanti, with water being a valuable, often scarce resource crucial for a variety of operational tasks and hygiene services.

Prioritised SDGs 6 CLEAN WATER AND SANITATION; 12 RESPONSIBLE CONSUMPTION AND PRODUCTION

Potential impacts to ground and surface water resources are among the most significant environmental risks faced by the Company's operations, making it a key point for engagement with communities and other water users who share water resources in the catchment.

Our water management standard mandates the comprehensive understanding of water risks and the implementation of tailored management and monitoring plans, supported by context-specific objectives and targets.

Our operations source water from rivers, lakes or groundwater aquifers, subject to conditions set by regulatory authorisations, often after a licencing process that take into account the needs of communities and other water users in the catchment. In addition, water is often purchased from water utilities and precipitation that falls onto mining infrastructure areas, or groundwater that drains into mine workings, is absorbed into the process water inventory.

A core objective for operational water management is to minimise new water withdrawals from the ground and surface water bodies and to maximise our recycling and reuse of water to the extent possible. Another core objective is to prevent contamination of water resources through our activities. This is achieved by either maintaining zero water discharge on sites, or by treating and releasing excess water from the process circuit, which is typically the case for high rainfall areas.

During 2021, Iduapriem mine's water treatment facility was expanded to accommodate greater water volumes to be released from the process water inventory during construction and the ramp-up of a planned new tailings facility. Rehabilitation of Iduapriem's Block 1 waste rock facility, that required active treatment of low pH seepage water, was reworked to encapsulate acid generating rock more effectively, and to reduce rainfall infiltration.

The in-situ groundwater remediation project in Tanzania progressed more slowly than planned, with a joint venture partnership between Sensatec Tanzania and German-based technology provider established late last year. Phase 1 of the production scale project is planned to start in earnest during 2022.

Water withdrawal
(megalitres)

2017	52,219
2018	45,892
2019	47,896
2020	47,405
2021	33,118 RA

Water withdrawal intensity
(kilolitres per tonne treated)

2017	0.61
2018	0.57
2019	0.59
2020	0.68
2021	0.75

A site-wide water optimisation project started at Tropicana and aims to reduce water abstraction from aquifers and use water by preference, namely water from higher efficiency bores requiring less energy consumption and providing higher water yields, including those around the mine's TSF. Variable speed pumps with reduced energy usage, operating off the mine's internal electricity supply grid, have been introduced, eliminating the need for stand-alone diesel generators, which further helps to reduce GHG emissions. The project resulted in an increase of the site's recycled water and cut diesel consumption for the borefield pumping by up to 35%.

OUR INTERACTION WITH WATER 2021

Water withdrawals

Surface water
16,540ML

Ground water
16,537ML

Third parties
40ML

Harvested rainfall
14,753ML

Other managed water
7,607ML
(dewatering and other environmental flows)

97,803ML of reused water **67%**

145,740ML

needed to sustain core operational site tasks of:

- Surface and underground mining
- Underground mine cooling
- Ore milling and processing
- Tailings transport and depositions
- Dust suppression
- Wash, sanitation and hygiene (WASH) services

Water consumption

Operational consumption
(via evaporation, entrainment and other task losses)
37,199ML

Water discharges

Operational discharges
(to surface water)
10,672ML

Other managed water discharges
(to surface water)
7,607ML

Water sources by climatic type


%
%

Arid and semi arid	27.96
Dry sub tropical (Surface water)	34.84
Tropical (Ground water)	37.21

Arid and semi arid groundwater: Low quality	23.41
Arid and semi arid groundwater: High quality	4.42
Arid and semi arid utility water	0.12

Percentage of sites by stress category


%

High stress	22
Moderate stress	45
Low or very low stress	33

ENVIRONMENTAL STEWARDSHIP

Ensuring integrated closure

Our approach to integrated closure management is articulated in our Closure Planning Standard which sets a benchmark across our operations.

Prioritised SDGs 11 SUSTAINABLE CITIES AND COMMUNITIES 15 LIFE ON LAND

It also ensures multidisciplinary assessment and management of current and future closure risks and liabilities, while identifying opportunities for value-adding initiatives and projects.

We ensure our operations have closure plans that comply with applicable laws, regulations and requirements. In 2021, the Sunrise Dam Gold Mine Closure Plan was updated in line with the Regulator 2020 guideline and approved by regulators. The closure plan for the expanded Tropicana TSF was also approved by the regulators. Iduapriem mine submitted its Mine Closure Plan 2021 to the Ghana EPA for approval and, in Argentina, CVSA submitted its updated mine closure plan that is aligned to new laws of the Santa Cruz province.

Planning for closure requires a multifocal approach, which takes into account related social, economic, environmental and governance issues. In line with SDG 15, we continue to conduct environmental assessments and ensure investment in post-closure environmental rehabilitation to restore land and encourage biodiversity. The focus at Iduapriem was to encapsulate an old waste rock dump, ensuring runoff water is shed from the facility and stopping acid rock drainage formation.

Our closure programmes aim to earn stakeholder trust and enhance our social licence to operate. Stakeholder input is required throughout the site's life cycle, and closure management plans must balance corporate and stakeholder interests while complying with regulatory obligations and commitments. This approach contributes to more resilient communities that can adjust, adapt and thrive under a range of circumstances during operations and after closure.

All sites support alternative livelihood initiatives through their respective socio-economic development programmes and by strengthening value-sharing efforts such as localisation of supply chains and employment. During the year, Siguiri and USAID jointly funded training of more than 200 cashew nut farmers to provide nuts for a planned processing plant funded by the mine and operated by a technical partner.



Geita

At Obuasi, an area that previously hosted a shaft and processing plant, has been reclaimed. Infrastructure is now being developed to allow for the handover to the local municipality for mixed-use developments, including residential, commercial, industrial and recreational areas. Reclamation of former tailings dam footprints was significantly advanced and plans are in place for installing infrastructure that will facilitate handover of these areas to the local municipality.

We undertake quarterly reviews and updates of our mine closure liability estimates to ensure compliance with legislative changes and align them to business plans, closure plans, facility designs and unit rates for implementation activities, among other things. In Brazil, our operations updated their TSF closure designs and cost estimates to comply with legislation, which requires a transition to dry stacking as well as global best practices and public expectations. At year-end, AngloGold Ashanti's consolidated Group environmental rehabilitation estimates were $688m.

Relevant policies as well as applicable legislation require us to ensure that we have sufficient financial resources available to meet our closure obligations. We achieve this by having a range of financial instruments and assurances, including accounting provisions, escrow accounts, and bank or insurance guarantees for mine closure that comply with national legislative frameworks.


Geita

OUR PERFORMANCE

Total amount of land disturbed and not yet rehabilitated
(ha)

2017	26,176
2018	26,354
2019	25,738
2020	25,881
2021	15,696 LA

Total amount of land rehabilitated
(ha)

2017	4,925
2018	5,238
2019	5,063
2020	5,243
2021	3,643 LA

PURSUING BUSINESS SUSTAINABILITY



Mining is a long-term business, and so our business strategy aims to create sustained value over the period of our mining operations and beyond.

This involves the careful allocation of resources to actively manage our activities as we try to mitigate negative impacts from our operations and ensure positive outcomes. We look to continually improve the value proposition we provide to our hosts and investors, creating more growth opportunities.

There have been a number of fundamental changes made to our Operating Model, both in response to the external environment and internal performance, so that the Company can be successful, relevant and sustainable for many generations to come. We recognise that many of these changes have had a profound impact on parts of the business and on many individuals and teams, and have sought to work closely with and support our colleagues at this time. For more information, read the CEO's message on page 8.



Sunrise Dam



PURSUING BUSINESS SUSTAINABILITY

Navigating regulatory and political risks

Managing political risks through consistent and comprehensive stakeholder engagement strategies, and continually building and nurturing relationships at local and national government levels and across communities, is of the utmost importance.

Prioritised SDGs

8 DECENT WORK AND ECONOMIC GROWTH | 9 INDUSTRY, INNOVATION AND INFRASTRUCTURE | 17 PARTNERSHIPS FOR THE GOALS

This engagement is fundamental to retaining our SLO and to ensuring we can provide shared value to all stakeholders.

We continue to monitor the changing political landscape in our operating jurisdictions, which in some cases has included changes in government. Regulatory changes stemming from the COVID-19 pandemic have also introduced political tensions in some of the countries in which we operate.

Youth activism in politics is on the rise, ostensibly due to high rates of unemployment and stagnant or contracting economies. Citizens are generally also demanding a more responsive and inclusive approach from incumbent politicians. Like many peers in the extractive industries, AngloGold Ashanti continues to be confronted with multiple stakeholder demands and expectations from various sectors of society. We have developed a multi-stakeholder approach towards the development and execution of socio-economic development initiatives, working with governments, communities, traditional and other leaders, as well as civil society to determine the most effective way to invest in these programmes.

Our engagement with host communities remains a priority. We partner with these groups on key developmental and societal issues – including in the fight against COVID-19 – to ensure compliance with in-country requirements on local content. We support government-backed moves to formalise ASM in Guinea, Tanzania, Ghana and Colombia.

West Africa has experienced a general rise in political activism alongside a number of recent coups d'état, including the August overthrow of the government in Guinea and two successive coups in neighbouring Mali. These military-led revolts have been condemned by the Economic Community of West African States (ECOWAS) and the African Union community.



Iduapriem

Amid the uncertainty of this operating environment, ensuring transparency, due process and ongoing compliance with the laws of the countries in which we operate is critical to ensuring both our legal and social licences to operate are maintained.

Through understanding countries' political frameworks and monitoring change we can assess potential risks. These risk profiles are tracked through six strategic focus areas:

- Societal contribution as a responsible corporate citizen
- Strengthening the value chain and local procurement
- Innovative business and Operating Model design
- Leveraging existing capabilities for economic succession
- Skills development, localisation and talent management
- Meaningful communication and engagement

We work to maintain relationships in an evolving landscape and keep channels of communication open at all levels. We also work with international bodies where their proposals align with our values, such as the United Nations, the African Union and ECOWAS. We aim to work with other intergovernmental organisations such as the Intergovernmental Forum on Mining, Minerals, Metals and Sustainable Development, the Organisation for Economic Co-operation and Development (OECD) as they develop global normative standards that provide guiding frameworks to national policy choices.

REPORTING ON OUR MATERIAL ISSUES CONTINUED

Payments to governments* ($ million) RA

	2021	2020	2019	2018	2017
Argentina	**137.4**	130.8	131.3	112.5	151.7
Australia	**123.5**	129.2	94.7	82.5	74.0
Brazil	**202.9**	138.6	109.1	107.4	126.0
Colombia	**14.6**	12.3	11.1	9.7	11.8
DRC	**77.7**	70.6	69.8	32.5	27.8
Ghana	**102.2**	161.9	86.2	47.5	37.7
Guinea	**54.8**	53.0	32.7	78.3	100.2
Mali	**–**	25.8	19.9	25.5	24.7
Tanzania	**241.7**	326.1	190.0	168.1	141.0
USA	**3.5**	4.2	5.0	4.7	7.7

** Excludes South African operations to date of sale*



Geita

Addressing physical security and cybersecurity

The safety of our employees, contractors and host communities is our primary security concern

Prioritised SDGs 16 PEACE, JUSTICE AND STRONG INSTITUTIONS 17 PARTNERSHIPS FOR THE GOALS

The interplay between threats and associated risks is complex and dynamic, and protecting the Company's people, assets and products is vital to our business continuity and sustainability.

Mining operations are often an integral part of their host communities and so protection of the business cannot be seen in a vacuum. The security, well-being and resilience of our host communities are intrinsically linked to our success. To achieve this, our security function focuses on engagement with relevant stakeholders and remains proactive.

Our approach to security is guided by policies and strategies designed to meet security needs and demonstrate absolute respect for human rights. Our commitment to the Voluntary Principles on Security and Human Rights serves as the main driver for our security management practices.

AngloGold Ashanti operates in a complex security landscape across all our jurisdictions with varying risk profiles. In 2021, heightened risks across our operations as a result of the COVID-19 pandemic and increasing criminality in some jurisdictions, necessitated risk-adjusted strategies to counter and mitigate security threats.

Ongoing engagement with internal and external stakeholders, especially community leadership and public security agencies, allowed us to use inclusive, multi-stakeholder responses to increasing pressures. We continue to work with our local stakeholders to address the significant challenge that ASM and illegal mining activities pose at our sites in Tanzania, Ghana and Guinea.

Our response to this escalating risk in recent years has had positive results as we have focused on reducing the number of fatalities and injuries of those involved in ASM and illegal mining falling in our operational areas. The Security MOU for the use of Public Security Forces, which was signed by the Guinea Ministry of Mines and Geology in 2020, remains a driver for continuous improvement in our interaction with public security in the country.

At Geita in Tanzania, the community policing initiative, in conjunction with the Tanzanian police services, continues to yield positive results and is being expanded across communities at the mine. We also continue to see fewer intrusions and a reduction in potential conflict on and around the mine site.

CYBERSECURITY

The ongoing COVID-19 pandemic led to greater reliance on technology in many areas. Our continued investment in technology, coupled with strong governance, a robust policy framework and business operating processes, provided employees with a well-functioning, stable and secure working environment.

Challenges to the scalability of technology and cybersecurity were addressed and mitigated, contributing to a secure and improved operating environment. The cybersecurity team concluded the successful migration on 1 June 2021 from a first-generation onsite security operations centre to a fully cloud-based, remotely operated security centre. This produced enhanced capabilities and improvements, including the ability to ingest data from multiple new sources. We also started providing around-the-clock operating and response times in four major languages.

Several high-profile ransomware cyberattacks globally over the past two years highlighted heightened cybersecurity risks. The technology team set out to analyse and review cybersecurity risks in operational sides of the business. The analysis and information obtained from the initial analysis highlighted the importance of guarding against cybersecurity risks by effectively monitoring threats and vulnerabilities. Additional reviews will be conducted at every site in the AngloGold Ashanti portfolio.

We remain committed to minimising risk to the organisation and continuously improving security by aligning all security controls to the NIST Cybersecurity framework for critical infrastructure. All policies and procedures are reviewed on a regular basis and audited for compliance.

OUR PERFORMANCE

Fatalities to AngloGold Ashanti security personnel in the line of duty
(number)

2017	0
2018	0
2019	0
2020	0
2021	0

Injuries to AngloGold Ashanti security personnel in the line of duty
(number)

2017	22
2018	30
2019	25
2020	8
2021	17

Fatalities to community members related to security intervention
(number)

2017	1
2018	2
2019	0
2020	0
2021	0 LA

Injuries to community members related to security intervention
(number)

2017	32
2018	40
2019	49
2020	35
2021	19 LA



Iduapriem

PURSUING BUSINESS SUSTAINABILITY

Achieving business sustainability and growth

We operate across several countries with varied geographies and politics, making effective risk management an important aspect of our business.

Prioritised SDGs

9 INDUSTRY, INNOVATION AND INFRASTRUCTURE | 12 RESPONSIBLE CONSUMPTION AND PRODUCTION | 13 CLIMATE ACTION

Our *risk management* process is aligned to good practice in the sector and is supported by a strong ethos of consultation and transparency.

In late 2021, AngloGold Ashanti introduced a new Operating Model to improve the effectiveness of the business and reduce costs. This Operating Model sought to define the role of the corporate centre by introducing clear functional mandates, ensuring functional roles are located at only two places in the corporate structure rather than three or four previously, ensuring that revenue-generating assets are adequately resourced to deliver on their objectives, and streamlining reporting structures and workflow. See *the CEO's message* for further information on the new Operating Model.

Key to the long-term sustainability of our business is securing our SLO (See ***Contributing to resilient, self-sustaining communities on page 22***). This has become all the more important – and challenging – amid the ongoing COVID-19 pandemic and its aftermath, as governments across the world deal with the clear societal and economic impacts it has had on their countries and economies. We continue to address this need by collaborating with our host communities and governments through infrastructure development, small business support, public health initiatives, agricultural development and education initiatives, among other things. Our SLO is crucial to ensuring ongoing access to ore bodies for development.

It is crucial, therefore, that we replace the ounces we deplete in order to secure the future of our business for the benefit of all stakeholders. In 2021, the ongoing investment to extend mine lives and enhance operating flexibility made good progress, with 2.7Moz Ore Reserve pre-depletion, bringing cumulative additions pre-depletion to a sector-leading 8.7Moz pre-depletion over the past two years. Further, we added a maiden Mineral Resource at the Silicon deposit in Nevada totalling 3.4Moz. We continue to invest in extending mine lives and enhancing operating flexibility.



Obuasi

Case study: New culture journey design to build business sustainability (***https://www.aga-reports.com/21/sr/case-studies/group-culture-journey/***)

The balance sheet is also vital to ensuring we have the financial wherewithal to develop these mineral deposits, which is the wellspring from which our investors and other stakeholders benefit. Our balance sheet remained robust throughout the year, despite the several operating headwinds we faced. Leverage, or the ratio of adjusted net debt to adjusted EBITDA, ended the year at 0.42 times, well below the 3.5 times covenant ratio of our credit facilities and under our 1.0 times target, through the cycle. We had strong liquidity, comprising the $1.4bn multi-currency revolving credit facility (RCF) of which $1,367m was undrawn, $150m Geita RCF of which $40m was undrawn, $65m Siguiri RCF of which $30m was undrawn, South African R150m ($10m) RMB corporate overnight facility which was undrawn, and cash and cash equivalents of approximately $1.15bn. Balance sheet flexibility was enhanced with the issue of a new $750m, 7-year bond at a record low coupon for the Company of 3.375% per annum.

REPORT ASSURANCE

INDEPENDENT AUDITOR'S ASSURANCE REPORT ON SELECTED SUSTAINABILITY PERFORMANCE INFORMATION REPORTED IN ANGLOGOLD ASHANTI LIMITED'S SUSTAINABILITY REPORT FOR THE YEAR ENDED 31 DECEMBER 2021

TO THE DIRECTORS OF ANGLOGOLD ASHANTI LIMITED

Reasonable Assurance Opinion and Limited Assurance Conclusion on selected sustainability information

We have undertaken an assurance engagement on selected sustainability performance information, as described below, and presented in the 2021 AngloGold Ashanti Limited's (AngloGold Ashanti's) Sustainability Report for the year ended 31 December 2021 (the Report). This engagement was conducted by a multidisciplinary team with experience in sustainability performance and carbon emissions.

a. Reasonable assurance opinion

In our opinion (and subject to the inherent limitations outlined elsewhere in this report):

- The selected sustainability performance information and related disclosures for the year ended 31 December 2021 identified below in Appendix A (reasonable assurance sustainability performance information) are prepared in all material respects, in accordance with AngloGold Ashanti management's measurement and reporting criteria applied for preparing that information.
- In relation to AngloGold Ashanti's reporting to the ICMM Information Disclosure Requirements for Subject Matter 3 for the year ended 31 December 2021, AngloGold Ashanti has in all material respects, implemented systems and approaches to manage its material sustainability risks and opportunities in respect of the sustainability performance information.

b. Limited assurance conclusion

Based on the procedures we have performed and the evidence we have obtained (and subject to the inherent limitations outlined elsewhere in this report), nothing has come to our attention that causes us to believe:

- In relation to the selected sustainability performance information for the year ended 31 December 2021 identified below in Appendix A (limited assurance sustainability performance information), that the information presented in the Report is not prepared, in all material respects, in accordance with AngloGold Ashanti management's measurement and reporting criteria applied for preparing that information.
- In relation to AngloGold Ashanti's reporting in relation to the ICMM Information Disclosure Requirements for Subject Matter 1 for the year ended 31 December 2021, that AngloGold Ashanti's sustainability policies are not aligned in all material respects to ICMM's 10 SD Principles and any mandatory requirements set out in ICMM Position Statements.
- In relation to AngloGold Ashanti's reporting in relation to the ICMM Information Disclosure Requirements for Subject Matter 2 for the year ended 31 December 2021, that AngloGold Ashanti has not disclosed, in all material respects, its material risks and opportunities based on its own review of the business and the views and expectations of its stakeholders.
- In relation to AngloGold Ashanti's self-declared assertion for the year ended 31 December 2021 on page 1 of the Report that the Report is presented in accordance with the "core-level" GRI Standards, that AngloGold Ashanti has not complied in all material respects with the relevant GRI Standard requirements for making that assertion.
- That management has not made a commitment to comply with the World Gold Council's (WGC) Responsible Gold Mining Principles (RGMPs) or has not commenced with the self-assessment process, in accordance with the WGC RGMPs requirement for self-declared assertion and self-assessment process.

Subject matter

We have been engaged to provide a reasonable assurance opinion and a limited assurance conclusion on the following information presented in the Report.

Reasonable assurance

Our reasonable assurance engagement was performed in respect of the following sustainability performance information:

- Information disclosed with reference to the ICMM Requirements for Subject Matter 4 (AngloGold Ashanti's reported performance for a selection of identified material Sustainable Development [SD] risks and opportunities), as set out in Appendix A and prepared in accordance with management's measurement and reporting criteria (management's criteria); and
- The ICMM Information Disclosure Requirements in respect of Subject Matter 3 (Existence and status of implementation of systems and approaches that AngloGold Ashanti is using to manage selected identified material SD risks and opportunities).

Limited Assurance

Our limited assurance engagement was performed in respect of the following sustainability performance information:

- Information disclosed with reference to the ICMM Requirements for Subject Matter 4 *(AngloGold Ashanti's reported performance for a selection of identified material SD risks and opportunities)*, as set out in Appendix A and prepared in accordance with management's criteria.

- The ICMM Information Disclosure Requirements in respect of:
  - Subject Matter 1 *(Alignment of AngloGold Ashanti's sustainability policies to ICMM's 10 SD Principles and any mandatory requirements in ICMM Position Statements)*; and
  - Subject Matter 2 *(AngloGold Ashanti's material SD risks and opportunities based on its own review of the business and the views and expectations of its stakeholders)*.
- AngloGold Ashanti's self-declared assertion that the Report is "in-accordance with" the core-level GRI Standards.
- AngloGold Ashanti's commitment to align with the WGC's RGMPs and the self-assessment process.

The selected sustainability performance information prepared and presented in accordance with management's criteria are marked with the symbols **RA** or **LA** respectively on the relevant pages of the Report where they appear. Management's criteria applied to report the information can be found at (*https://www.aga-reports.com/21/download/AGA-SR21-criteria-definitions.pdf*).

AngloGold Ashanti's responsibilities

The Directors of AngloGold Ashanti are responsible for the selection, preparation and presentation of the selected sustainability performance information in accordance with management's criteria. This responsibility includes the identification of stakeholders and stakeholder requirements, key issues, commitments with respect to sustainability performance and design, implementation and maintenance of internal control and maintaining adequate records and making estimates that are relevant to the preparation of the Report and the GRI statement, such that it is free from material misstatement, whether due to fraud or error. In addition, the Directors of AngloGold Ashanti are responsible for, in relation to application of the GRI Standards to preparation of the Report, ensuring the Report is prepared in accordance with the GRI Reporting Principles and the "core-level" GRI Standards. The Directors are also responsible for determining the appropriateness of the measurement and reporting criteria in view of the intended users of the selected sustainability performance information and for ensuring that those criteria are publicly available to the Report users.

Inherent limitations

Where AngloGold Ashanti's reporting of the selected sustainability performance information relies on factors derived by independent third parties, our assurance work has not included examination of the derivation of those factors and other third-party information.

Our assurance report does not extend to any disclosures or assertions relating to management's future performance plans, forward-looking statements or strategies disclosed in the Report.

Our Independence and Quality Control

We have complied with the independence and other ethical requirements of the Code of Professional Conduct for Registered Auditors issued by the Independent Regulatory Board for Auditors (IRBA Code), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour. The IRBA Code is consistent with the corresponding sections of the International Ethics Standards Board for Accountants' International Code of Ethics for Professional Accountants (including International Independence Standards).

EY also applies International Standard on Quality Control 1, Quality Control for Firms that Perform Audits and Reviews of Financial Statements, and other Assurance and Related Service Engagements, and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Our responsibilities

Our responsibility is to express either a reasonable assurance opinion or limited assurance conclusion on the selected sustainability performance information as set out in the Reasonable Assurance and Limited Assurance sections of the Subject Matter paragraph, based on the procedures we have performed and the evidence we have obtained. We conducted our assurance engagement in accordance with the International Standard on Assurance Engagements (ISAE) 3000 (Revised), Assurance Engagements other than Audits or Reviews of Historical Financial Information, and, in respect of the greenhouse gas emissions, in accordance with ISAE 3410, Assurance Engagements on Greenhouse Gas Statements, issued by the International Auditing and Assurance Standards Board. Those Standards require that we plan and perform our engagement to obtain the appropriate level of assurance about whether the selected sustainability performance information is free from material misstatement.

The procedures performed in a limited assurance engagement vary in nature and timing and are less in extent than for a reasonable assurance engagement. As a result, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had we performed a reasonable assurance engagement.

REPORT ASSURANCE CONTINUED

Summary of work performed

Reasonable assurance

A reasonable assurance engagement in accordance with ISAE 3000 (Revised) and ISAE 3410 involves performing procedures to obtain evidence about the measurement of the selected sustainability performance information in the Report. The nature, timing and extent of procedures selected depend on the auditor's professional judgement, including the assessment of the risks of material misstatement of the selected sustainability performance information, whether due to fraud or error. In making those risk assessments, we have considered internal control relevant to AngloGold Ashanti's preparation of the selected sustainability performance information.

- For the relevant sustainability performance information (listed in Appendix A), we:
  - Tested the suitability and application of management's criteria to the reported information on a sample basis;
  - Performed analytical procedures to evaluate the relevant data generation and reporting processes against management's criteria;
  - Inspected supporting documentation on a sample basis to corroborate the statements of management and senior executives in our interviews;
  - Evaluated the reasonableness and appropriateness of significant estimates and judgements made by the directors in preparing the sustainability performance information;
  - Established and documented the existence and status of the implementation of systems and approaches that AngloGold Ashanti uses to manage selected identified risks and opportunities related to its sustainability performance (ICMM Subject Matter 3).
  - We also performed such other procedures as we considered necessary in the circumstances.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our reasonable assurance opinion.

Limited assurance

A limited assurance engagement undertaken in accordance with ISAE 3000 (Revised) and ISAE 3410 involves assessing the suitability in the circumstances of AngloGold Ashanti's use of its reporting criteria as the basis of preparation for the selected sustainability performance information, assessing the risks of material misstatement of the selected sustainability performance information whether due to fraud or error, responding to the assessed risks as necessary in the circumstances, and evaluating the overall presentation of the selected sustainability performance information. A limited assurance engagement is substantially less in scope than a reasonable assurance engagement in relation to both risk assessment procedures, including an understanding of internal control, and the procedures performed in response to the assessed risks. The procedures we performed were based on our professional judgement. A limited assurance engagement consists of making enquiries, primarily of persons responsible for preparing the subject matter and related information, and applying analytical and other appropriate procedures.

- For the selected sustainability performance information (listed in Appendix A), we:
  - Interviewed management and senior executives to obtain an understanding of the internal control environment, risk assessment process and information systems relevant to reporting sustainability performance information and selected identified material sustainability risks and opportunities;
  - Performed limited tests of detail on the selected performance information, on a selective basis, as part of assessing whether (i) the data has been appropriately measured, recorded, collated and reported; and (ii) activities set out by management are appropriately evidenced and reported; and
  - Performed analytical procedures to evaluate the relevant data generation and reporting processes against management's criteria.
- We reviewed AngloGold Ashanti's policies and management standards to determine their alignment with the ICMM's 10 Principles and Position Statements (ICMM Subject Matter 1); and
- We evaluated processes to understand how AngloGold Ashanti performs its own review of the business and of the views of its stakeholders to assess its material sustainability risks and opportunities to inform its sustainability reporting (ICMM Subject Matter 2).
- We examined the GRI content index prepared by management to assess whether management has made disclosures in accordance with all the GRI Standards requirements for presenting the Report in accordance with the core-level GRI Standards, to obtain limited assurance about management's assertion to that effect.
- We obtained evidence in relation to AngloGold Ashanti's self-declared assertion that management has made a commitment to comply with the WGC's RGMPs and has commenced with the self-assessment process.
- We also performed such other procedures as we considered necessary in the circumstances.

We believe that the evidence obtained is sufficient and appropriate to provide a basis for our limited assurance conclusions.

Restriction of Liability

Our report, including our opinion/conclusions, has been prepared solely for the Board of Directors of AngloGold Ashanti in accordance with the agreement between us and for no other purpose. We permit this report to be published in AngloGold Ashanti's 2021 Sustainability Report to be published online at *https://www.aga-reports.com/21/download/AGA-SR21.pdf*, to assist the Directors in responding to their governance responsibilities by obtaining an independent assurance report in connection with the selected sustainability performance information.

To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Board of Directors and AngloGold Ashanti for our work or for our report and the conclusion contained therein. We agree to publication of our assurance report within AngloGold Ashanti's Report provided it is clearly understood by recipients or readers of the Report that they enjoy such receipt for information only and that we accept no duty of care to them whatsoever in respect of our assurance report.

Maintenance and integrity of AngloGold Ashanti's website is the responsibility of AngloGold Ashanti's management. Our procedures did not involve consideration of these matters and, accordingly we accept no responsibility for any changes to either the selected sustainability performance information as reported, or our independent assurance report that may occur subsequent to the initial date of publication of the Report on AngloGold Ashanti's website.

Ernst & Young Inc

Ernst & Young Inc.
Director - Dawid Petrus Venter
Registered Auditor
Chartered Accountant (SA)
102 Rivonia Road

Sandton

29 March 2022

REPORT ASSURANCE CONTINUED

Note: AngloGold Ashanti's measurement and reporting criteria applied to report this sustainability information in the 2021 Sustainability Report are publicly available at the following website link: https://www.aga-reports.com/21/download/AGA-SR21-criteria-definitions.pdf

APPENDIX A:

List of the selected sustainability performance information (KPIs) in the scope of the assurance engagement

Reasonable Assurance (RA)

Category	Selected KPIs	Management's Measurement and Reporting Criteria	Sustainability Report page reference	GRI disclosure	Level of assurance
Employee Safety	Type of injury and rates of injury and number of work-related fatalities	• All Injuries number • Fatality Rate per 1 million hours • Lost time injury frequency rate per 1 million hours • All injury frequency rate per 1 million hours • See: ***Group Occupational Injuries Data Definitions and Statistical Reporting Procedure*** • Note: Only in scope in continuing operations	19; 2021 ESG and Sustainability Data Workbook	403-2	Reasonable
Employee and Community Health issues	Occupational diseases (Number of new Silicosis / Tuberculosis (TB) / Noise-Induced Hearing Loss (NIHL) cases)	• Number of new cases of Silicosis • Number of new cases of Pulmonary Tuberculosis • Number of new cases of NIHL	21; 2021 ESG and Sustainability Data Workbook	403-2	Reasonable
Contributing to self-sustaining communities	Community investment (CSI)	• Total Community Investment based on site specific policies, in USD	26; 2021 ESG and Sustainability Data Workbook	201-1	Reasonable
Responsible Environmental Stewardship	Energy intensity	• Report the intensity ratio for Total Energy expressed as Total Energy in GJ per tonne of ore treated	35; 2021 ESG and Sustainability Data Workbook	302-3	Reasonable
	Total greenhouse gas (GHG) emissions	• GHG (Scope 1 and 2) in tonnes CO_2e in line with the GHG Protocol	35; 2021 ESG and Sustainability Data Workbook	305-1	Reasonable
			35; 2021 ESG and Sustainability Data Workbook	305-2	Reasonable
	GHG emissions intensity	• Intensity ratio for Total GHG emissions (Scope 1 and 2) expressed as Total GHG Emissions in tonnes of CO_2e per tonne of ore treated	35; 2021 ESG and Sustainability Data Workbook	305-4	Reasonable
	Total water discharge by quality and destination	• Water Discharge Volume in megalitres • Water Discharge Conductivity • Water Discharge pH • Water Discharge Destination	2021 ESG and Sustainability Data Workbook	306-1	Reasonable

Reasonable Assurance (RA) (continued)

Category	Selected KPIs	Management's Measurement and Reporting Criteria	Sustainability Report page reference	GRI disclosure	Level of assurance
Responsible Environmental Stewardship (continued)	Total water imported by source	• Total water imported from surface water in megalitres • Total water imported from groundwater in megalitres • Total water obtained from third party water utilities in megalitres	36; 2021 ESG and Sustainability Data Workbook	303-1	Reasonable
	Total number and volume of significant spills	• Total number and volume of significant spills in kilolitres where a spill is considered 'significant' if it meets the criteria for a High, Major or Extreme loss of containment event, as defined in the *Environmental Incident Classification and Reporting Standard*	2021 ESG and Sustainability Data Workbook	306-3	Reasonable
	Total amounts of overburden, rock, tailings, and sludges and their associated risks	• Tonnage of tailings deposited (Million tonnes) • Tonnage of waste rock placed (Million tonnes)	2021 ESG and Sustainability Data Workbook	MM3	Reasonable
	Number of operations with Closure plans	• Number of company operations that have closure plans	2021 ESG and Sustainability Data Workbook	MM10	Reasonable
Respecting human rights	Percentage of security personnel trained in the organisation's policies and procedures concerning aspects of human rights (VPSHR) that are relevant to operation	• % of security personnel who have received formal training in human rights policies • Report whether training requirements apply to third party organisations providing security personnel	28; ESG and Sustainability Data Workbook	410-1	Reasonable
	Percentage of new suppliers that were screened using labour practices / human rights impacts criteria	• % of new suppliers that were screened using labour practices criteria • % of new suppliers that were screened using human rights criteria	28; 2021 ESG and Sustainability Data Workbook	414-1	Reasonable
Navigating political and regulatory uncertainty and risk	Royalties and taxes paid to government in terms of Extractive Industries Transparency Initiative (EITI) Principles	• Taxation paid to local government authorities, in USD • Royalties relates to fees paid on revenue/turnover or profits payable to the Government or Revenue Authorities, based on a fixed or variable percentage and is not part of development and other levies paid to improve skills and regional infrastructure	4; 2021 ESG and Sustainability Data Workbook	201-1	Reasonable

REPORT ASSURANCE CONTINUED

Limited Assurance (LA)

Category	Selected KPIs	Management's Measurement and Reporting Criteria	Sustainability Report page reference	GRI disclosure	Level of assurance
	Proportion of Senior Management hired from the local community at significant locations of operation	• % of senior management hired from the local community	2021 ESG and Sustainability Data Workbook	202-2	Limited
Contributing to self-sustaining communities	Proportion of spending on locally-based suppliers at significant locations of operation	• Proportion of spending on local suppliers at significant locations of operation, in USD • South Africa = Total spend on Black Economic Empowerment (BEE) entities / (Total procurement spend – Total exclusions) • Other sites = Total spend on local suppliers / (Total procurement spend – exclusions) • Where "local supplier" refers to a business that provides a product or service to the AngloGold Ashanti based in the same geographical market as the AngloGold Ashanti and no trans-national payments to the supplier are made. The geographical definition of local may include the community surrounding operations, a region within a country, or a country	26; 2021 ESG and Sustainability Data Workbook	204-1	Limited
Responsible Environmental Stewardship	Operational sites owned, leased, managed in or adjacent to protected areas and areas of high biodiversity value outside protected areas	• Position in relation to Protected or High Biodiversity Value area • Geographic location of operational site near or in Protected or High Biodiversity Value area • where 'protected area' means a legally designated conservation area such a national park; and • 'high biodiversity value' means areas not subject to legal protection but recognised for important biodiversity features by a number of governmental and non-governmental organisations • Size of operational site near or in Protected or High Biodiversity Value area • See: *Management Standard and Biodiversity*	2021 ESG and Sustainability Data Workbook	304-1	Limited

Limited Assurance (LA) (continued)

Category	Selected KPIs	Management's Measurement and Reporting Criteria	Sustainability Report page reference	GRI disclosure	Level of assurance
Responsible Environmental Stewardship (continued)	Total weight of waste by type and disposal method	• Weight of battery waste disposed offsite / onsite / recycled reported in tonnes • Volume of hydrocarbon waste disposed onsite / offsite / recycled reported in tonnes • Mass of offsite or onsite landfilled general waste reported in tonnes • Mass of recycled ferrous metal waste reported in tonnes • Mass of recycled non-ferrous metal waste reported in tonnes	2021 ESG and Sustainability Data Workbook	306-2	Limited
	Monetary value of significant fines and total number of non-monetary sanctions for non-compliance with environmental laws and regulations	• Number of non-monetary sanctions for non-compliance with environmental laws and regulations • Value of significant fines paid for non-compliance with environmental laws and regulations in USD, where significance is defined as exceeding USD100,000	2021 ESG and Sustainability Data Workbook	307-1	Limited
Employee and Community Health issues	Workers with high incidences or high risk of diseases related to their occupation (Number of new Malaria cases & Malaria Lost Time Injury Frequency Rate (MLTIFR))	• Number of new Malaria cases • MLTIFR per 1 million hours	2021 ESG and Sustainability Data Workbook	403-3	Limited
Respecting human rights	Percentage and total number of operations that have been subject to human rights reviews and/or impact assessments	• Percentage of operations that have been subject to human rights reviews and/or impact assessments • Total number of operations that have been subject to human rights reviews and/or impact assessments	22; 23	412-1	Limited
	Third party incidents / injuries / fatalities related to security interventions	• Number of Third-party incidents / injuries / fatalities related to security interventions (See *Measurement Criteria and Reporting definitions*)	44; 2021 ESG and Sustainability Data Workbook	GRI 414-2	Limited

REPORT ASSURANCE CONTINUED

Limited Assurance (LA) (continued)

Category	Selected KPIs	Management's Measurement and Reporting Criteria	Sustainability Report page reference	GRI disclosure	Level of assurance
Integrated closure planning	Amount of land (owned, or managed) disturbed or rehabilitated	• Total land disturbed and not yet rehabilitated (opening balance) in hectares Total amount of land rehabilitated to date in hectares • Total amount of land disturbed and not yet rehabilitated (closing balance) in hectares • Total amount of land newly rehabilitated within the reporting period to agreed upon end use in hectares • Total amount of land newly disturbed within the reporting year in hectares • See: *Management Standard Closure Planning*	39; 2021 ESG and Sustainability Data Workbook	MM1	Limited
Artisanal and small-scale mining (legal and illegal)	Number (and percentage) or company operating sites where Artisanal Small-scale Mining takes place on, or adjacent to, the site; the associated risks and the actions taken to manage and mitigate these risks	• Number (and %) of company operating sites where ASM takes place on, or adjacent to, the site; the associated risks and the actions taken to manage and mitigate these risks	2021 ESG and Sustainability Data Workbook	MM8	Limited
Employee, community and asset security	The extent to which grievance mechanisms were used to resolve disputes relating to land use, customary rights of local communities and Indigenous Peoples, and the outcomes.	• The extent to which grievance mechanisms were used to resolve disputes relating to land use, customary rights of local communities and Indigenous Peoples, and the outcomes	23	MM7	Limited
	Sites where resettlement took place, including number of households affected	• Sites where resettlements took place, the number of households resettled in each, and how their livelihoods were affected in the process	24	MM9	Limited
Respecting human rights	Number of grievances about human rights impacts / impacts on society filed, addressed, and resolved through formal grievance mechanisms	• Total number of grievances filed through formal grievance mechanisms • Number of grievances about Human Rights impacts / impacts on society filed, addressed, and resolved	2021 ESG and Sustainability Data Workbook	103-2	Limited
	Significant actual and potential negative human rights impacts in the supply chain and actions	• Significant actual and potential negative human rights impacts in the supply chain and actions	2021 ESG and Sustainability Data Workbook	414-2	Limited

Limited Assurance (LA) (continued)

Category	Selected KPIs	Management's Measurement and Reporting Criteria	Sustainability Report page reference	GRI disclosure	Level of assurance
Talent management, skills development and employee relationships	Number of strikes and lockouts exceeding one week's duration, by country	• Number of strikes and lockouts exceeding one week's duration, by country	17; 2021 ESG and Sustainability Data Workbook	MM4	Limited
	Programs for skills management and lifelong learning that support the continued employability of employees and assist them in managing career endings	• Programs for skills management and lifelong learning that support the continued employability of employees and assist them in managing career endings	29; 30	404-2	Limited
Navigating political and regulatory uncertainty and risk	Material Sustainable Development (SD) risks and opportunities and views and expectations of stakeholders	• Material SD risks and opportunities and views and expectations of stakeholders	2021 ESG and Sustainability Data Workbook	ICMM Subject Matter 2	Limited

REPORT ASSURANCE CONTINUED

The ICMM Information Disclosure Requirements

Category	Selected KPIs	Management's Measurement and Reporting Criteria	Sustainability Report page reference	Level of assurance
ICMM Mining Principles	**Subject Matter 1** The alignment of AngloGold Ashanti's sustainability policies, management standards and procedures to the ICMM Principles, any mandatory requirements set out in ICMM Positions Statements, the Corporate-level Performance Expectations (PE) and corporate level aspects of combined PEs	All AngloGold Ashanti policies, management standards and procedures are aligned to the ICMM Principles, any mandatory requirements set out in ICMM Positions Statements, the Corporate-level Performance Expectations (PE) and corporate level aspects of combined PEs. These were also included in the DMA for 2021 reporting period	ICMM Subject Matter 1	Limited
ICMM Mining Principles	**Subject Matter 2** Material SD risks and opportunities and views and expectations of stakeholders	Material sustainability risks and opportunities and views and expectations of stakeholders	ICMM Subject Matter 2	Limited
ICMM Mining Principles	**Subject Matter 3** Existence and status of implementation of management systems and approaches that AngloGold Ashanti is using to manage a selection of the identified material sustainability risks and opportunities	The Company's reported performance during the given reporting period on implementation of management systems and approaches for selected identified material sustainability risks and opportunities	ICMM Subject Matter 3	Reasonable
ICMM Mining Principles	**Subject Matter 4** The Company's reported performance during the given reporting period for a selection of the identified material sustainability risks and opportunities	The Company's reported performance during the given reporting period for a selection of the identified material sustainability risks and opportunities	ICMM Subject Matter 4	Limited or Reasonable as set out in Appendix A above.
ICMM Mining Principles	**Subject Matter 5** Disclosure regarding AngloGold Ashanti's prioritisation process for selecting assets for PE validation through independent external assurance	The assets that will be prioritised based on a combination of factors, namely, the size of the operations, its contribution to the Group's revenue, its sustainability risk profile, and the most recent conformance levels – as assessed by management or through the Group's combined assurance process	ICMM Subject Matter 5	Limited

ADMINISTRATION AND CORPORATE INFORMATION

AngloGold Ashanti Limited
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485

JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD

JSE Sponsor:

The Standard Bank of South Africa Limited

Auditors:

Ernst & Young Inc.

Offices

Registered and Corporate

112 Oxford Road, Houghton Estate,
Johannesburg, 2198
(Private Bag X 20, Rosebank 2196)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia

Level 10 AMP Building
140 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana

Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors

Executive

A Calderon ϟ
(Chief Executive Officer)
KC Ramon ^
(Chief Financial Officer)

Non-executive

MDC Ramos ^ (Chairperson)
KOF Busia°
AM Ferguson *
AH Garner #
R Gasant ^
SP Lawson #
NVB Magubane ^
MC Richter #~
JE Tilk ▲

*British ▲ Canadian # American
ϟ Colombian ~ Panamanian
^ South African ° Ghanaian

Officers

LM Goliath
Group Company Secretary

Investor relations contacts

Yatish Chowthee

Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail:
yrchowthee@anglogoldashanti.com

Andrea Maxey

Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
Email: amaxey@anglogoldashanti.com

Share registrars

South Africa

Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
Private Bag X9000, Saxonwold, 2132
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail:
Web.Queries@Computershare.co.za
Website : www.computershare.com

Australia

Computershare Investor Services Pty Limited
Level 11, 172 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana

NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary

BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140
(Toll free in USA) or
+1 201 680 6825 (outside USA)
E-mail: shrrelations@
cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECT℠

BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 30, 2022

By: /s/ LM GOLIATH
Name: LM Goliath
Title: Company Secretary